UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549




                            SCHEDULE 13D




             Under the Securities Exchange Act of 1934

                  (Amendment No.               )*


                     BLOUNT INTERNATIONAL, INC.
                          (Name of Issuer)


          CLASS A COMMON STOCK (par value $.01 per share)
          CLASS B COMMON STOCK (par value $.01 per share)
                   (Title of Class of Securities)


               CUSIP NO. 095177 10 1 (Class A Common Stock)
            CUSIP NO. 095177 20 0 (Class B Common Stock)
                           (CUSIP Number)

Teresa P. Rachal, 4520 Executive Park Drive, Montgomery, Alabama  36116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               October 31, 1995 and November 3, 1995
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. ___

Check the following box if a fee is being paid with this statement _X_ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095177 10 1             13D
CUSIP No. 095177 20 0

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Winton M. Blount
                Social Security No. ###-##-####



2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)
                                                                           (b) X


3       SEC USE ONLY




4       SOURCE OF FUNDS*
                Not Applicable



5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  ___


6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America


                7       SOLE VOTING POWER
                                1,468,855 (Class A Common Stock) (See Note 1) 4,969,008 (Class B Common Stock) (See Note 1)


NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY                    0 (See Note 1)
OWNED BY EACH
REPORTING
PERSON
WITH            9       SOLE DISPOSITIVE POWER
                                1,468,855 (Class A Common Stock) (See Note 1)
                                4,969,008 (Class B Common Stock) (See Note 1)




                10      SHARED DISPOSITIVE POWER
                                0 (See Note 1)



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,468,855 (Class A Common Stock)
                4,969,008 (Class B Common Stock)



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* X
                Excludes shares owned by Mr. Blount's spouse.  See Item 5.


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                11.2% (Class A Common Stock)
                83.8% (Class B Common Stock)


14      TYPE OF REPORTING PERSON*
                IN



                  *SEE INSTRUCTION BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
CUSIP No. 095177 10 1             13D
CUSIP No. 095177 20 0

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                BHP, Inc.
                Federal Employee Identification No. 63-1153631



2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b) X


3       SEC USE ONLY



4       SOURCE OF FUNDS*
                Not Applicable


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  ___


6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware


                7       SOLE VOTING POWER
                                0 (See Note 1)


NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICALLY                     0 (See Note 1)
OWNED BY EACH
REPORTING
PERSON
WITH            9       SOLE DISPOSITIVE POWER
                                0 (See Note 1)



                10      SHARED DISPOSITIVE POWER
                                0 (See Note 1)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,468,855 (Class A Common Stock)
                4,969,008 (Class B Common Stock)



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* X

                Excludes shares owned by Mr. Blount's spouse.  See Item 5.


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                11.2% (Class A Common Stock)
                83.8% (Class B Common Stock)


14      TYPE OF REPORTING PERSON*
                CO



*SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
CUSIP No. 095177 10 0             13D
CUSIP No. 095177 20 0

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                The Blount Holding Company, L.P.
                Federal Employee Identification No. 63-1156445


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b) X


3       SEC USE ONLY



4       SOURCE OF FUNDS*
                Not Applicable



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware


                7       SOLE VOTING POWER
                                0 (See Note 1)



NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY                    0 (See Note 1)
OWNED BY EACH
REPORTING
PERSON
WITH            9       SOLE DISPOSITIVE POWER
                                0 (See Note 1)




                10      SHARED DISPOSITIVE POWER
                                0 (See Note 1)



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,468,855 (Class A Common Stock)
                4,969,008 (Class B Common Stock)


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* X

                Excludes shares owned by Mr. Blount's spouse.  See Item 5.


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                11.2% (Class A Common Stock)
                83.8% (Class B Common Stock)


14      TYPE OF REPORTING PERSON*
                PN



*SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
Note 1 to Schedule 13D

(1) 1,446,072 shares of the Class A Common Stock and 4,204,848 shares of the Class B Common Stock of Blount International, Inc., a Delaware corporation (the "Issuer"), are directly owned by The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Partnership"). Winton M. Blount is the sole stockholder, director and executive officer of BHP, Inc., a Delaware corporation and the sole general partner of the Blount Partnership ("BHP"). As the sole general partner of the Blount Partnership, BHP has the sole voting and dispositive power with respect to the shares of the Class A and Class B Common Stock of the Issuer owned directly by the Blount Partnership, subject only to certain rights of the limited partners of the Blount Partnership to receive certain of such shares upon the occurrence of certain events. Due to the circumstances set forth above, however, Winton M. Blount controls BHP and effectively has sole voting and dispositive power with respect to the shares of the Class A Common Stock or Class B Common Stock of the Issuer owned directly by the Blount Partnership.
Item 1.   Security and Issuer.

          This statement relates to the shares of the Class A Common Stock, par value $.01 per share, of Blount International, Inc., a Delaware corporation (the "Issuer"), and to the shares of the Class B Common Stock, par value $.01 per share, of the Issuer. The address of the principal executive office of the Issuer is 4520 Executive Park Drive, Montgomery, Alabama 36116.

Item 2.   Identity and Background.

          Winton M. Blount

          (a)  The name of the person filing this statement is Winton
               M. Blount, who is (i) Chairman of the Board and a director of the Issuer; and (ii) the sole stockholder, executive officer and director of BHP, Inc., a Delaware corporation ("BHP"). BHP is the sole general partner of The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Partnership").

          (b) Mr. Blount's business address is 4520 Executive Park Drive, Montgomery, Alabama 36116.

          (c) Mr. Blount serves as Chairman of the Board and a director of the Issuer and as a director and executive officer of BHP. The Issuer is an international industrial company with operations in three business segments: Outdoor Products, Industrial and Power Equipment, Sporting Equipment. BHP is the sole general partner of the Blount Partnership, which in turn directly owns shares of the Issuer. The address for each of the Issuer, BHP and the Blount Partnership is 4520 Executive Park Drive, Montgomery, Alabama 36116.

          (d) Mr. Blount has not been convicted in any such criminal proceeding.

          (e) Mr. Blount has not been party to any such civil proceeding.

          (f) Mr. Blount is a citizen of the United States of America.

          BHP, Inc.

          BHP, Inc. is a corporation formed under the laws of the State of Delaware. BHP is the sole general partner of the Blount Partnership, which in turn directly owns the shares of the Class A Common Stock and the shares of the Class B Common Stock of the Issuer subject of this statement. The address of the principal office of BHP is 4520 Executive Park Drive, Montgomery, Alabama 36116. BHP has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in BHP being subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of a violation in respect to such laws. As stated previously, the sole stockholder, director and executive officer of BHP is Winton M. Blount. Please see the information disclosed regarding Mr. Blount above with respect to the information required to be disclosed about each executive officer, director and controlling person of BHP.

          The Blount Holding Company, L.P.

          The Blount Holding Company, L.P. is a limited partnership formed under the laws of the State of Delaware. The principal business of the Blount Partnership is to directly own the shares of the Class A Common Stock and the Class
          B Common Stock of the Issuer subject to this statement.
          The address of the principal offices of the Blount Partnership is 4520 Executive Park Drive, Montgomery, Alabama 36116. The Blount Partnership has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Blount Partnership being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities, subject to Federal or State securities laws or finding a violation in respect to such laws. As stated previously, Winton M. Blount is the sole stockholder, director and executive officer of BHP, the sole general partner of the Blount Partnership. Please see the information disclosed regarding Mr. Blount and BHP above with respect to the information required to be discussed about each general partner of the Blount Partnership.


Item 3.   Source and Amount of Funds or Other Consideration.

          The securities of Issuer subject to this statement were acquired as a result of the reorganization of Blount, Inc., a Delaware corporation ("Blount"). Such reorganization was effected pursuant to a merger of Blount with and into a wholly-owned subsidiary of the Issuer at a time when the Blount Partnership was the sole stockholder of the Issuer (the "Merger"). Prior to the Merger, the Class A Common Stock and Class B Common Stock of Blount was publicly traded on the American Stock Exchange. Pursuant to the Merger, each outstanding share of the Class A Common Stock of Blount (except those shares owned by the Issuer) was converted into
          1.5 shares of the Class A Common Stock of the Issuer, each outstanding share of the Class B Common Stock of Blount (except those owned by the Issuer) was converted into 1.5 shares of the Class B Common Stock of the Issuer, and the shares of the Class A and Class B Common Stock of the Issuer were listed on the New York Stock Exchange. The Issuer is a successor registrant of Blount.

Item 4.   Purpose of Transaction.

          Winton M. Blount is the co-founder and Chairman of the Board of Directors and a director of the Issuer and in such capacity participates in the decisions made by the Board of Directors of the Issuer in the ordinary course of the business of the Issuer. Except as may arise in such capacity, none of the reporting persons has any present plans or proposals (a) acquire additional securities of the Issuer or to dispose of securities of the Issuer; (b) effect an extraordinary corporate transaction; (c) to sell or transfer a material amount of the assets of the Issuer; (d) change the present Board of Directors of the Issuer; (e) make any material change to the present capitalization or dividend policy of the Issuer; (f) make any material change in the Issuer's business or corporate structure; (g) change the Issuer's charter, by-laws or instruments corresponding thereto or any actions that may impede the acquisition of control of the Issuer by any person; (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) take any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The Blount Holding Company, L.P. directly owns 1,446,072 shares or 11.0% of the outstanding Class A Common Stock of the Issuer, and directly owns 4,204,848 shares or 71% of the outstanding Class B Common Stock of the Issuer. BHP, Inc., the sole general partner of the Blount Partnership, does not directly own any securities of the Issuer subject to this statement. Winton M. Blount, the sole stockholder, director and executive officer of BHP, and the Chairman of the Board of the Issuer, directly owns 19,834 shares or less than 1% of the outstanding shares of Class A Common Stock of the Issuer, and directly owns 764,211 shares or 12.9% of the outstanding shares of the Class B Common Stock of the Issuer. In addition, Winton M. Blount may be deemed to be the beneficial owner of 2,949 shares of the outstanding Class A Common Stock of the Issuer and 2,949 shares of the outstanding Class B Common Stock of the Issuer, held in trust in each instance for the benefit of his sister and as to which Mr. Blount has voting and dispositive power as a trustee. Mr. Blount may also be deemed to be the beneficial owner of 1,359 shares of the outstanding Class B Common Stock of the Issuer owned by his spouse. Mr. Blount disclaims beneficial ownership of the securities of the Issuer held in trust for the benefit of his sister and those owned by his spouse. Because Winton M. Blount is the sole stockholder, director and executive officer of BHP, which in turn is the sole general partner of the Blount Partnership, Mr. Blount may also be deemed to beneficially own all of the securities of the Issuer owned directly by the Blount Partnership.

          (b) Winton M. Blount, as the sole stockholder, director and executive officer of BHP, the sole general partner of the Blount Partnership, has the effective sole voting and dispositive power for the securities of the Issuer directly owned by the Blount Partnership. As the trustee of a trust to benefit his sister, Winton
               M. Blount also has sole voting and dispositive power over the 2,949 shares of the Class A Common Stock and the 2,949 shares of the Class B Common Stock of the Issuer owned by such trust. In addition, Winton M. Blount has sole voting and dispositive power with respect to the securities of the Issuer that he owns directly and that were disclosed in subparagraph (a) of this Item 5.

          (c) Except for the transaction described under Item 3 above, there have been no transactions in the securities of the Issuer reported on that were effected during the past 60 (sixty) days.

          (d) Certain of the shares owned by the persons filing this statement or by other persons named in item 2 are pledged to various creditors to secure financial obligations of such persons. In most cases, such creditors have the right to receive dividends with respect to the shares so pledged only in the event of default in such obligations.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

          Agreement of Limited Partnership

          Pursuant to the Agreement of Limited Partnership of The Blount Holding Company, L.P. dated October 31, 1995, a copy of which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by this reference (the "Partnership Agreement"), the following terms, among others, apply to the securities of the Issuer subject to this statement. The following discussion is not complete, however, and is qualified by reference in its entirety to the form of the Partnership Agreement attached hereto as
          Exhibit 2.

          - In general, BHP, Inc., as the sole general partner of the Blount Partnership, has the sole and exclusive right to manage the business of the Blount Partnership, including, without limitation, the sole right, subject to certain limitations set forth in the Partnership Agreement, to vote and dispose of the securities of the Issuer subject to this statement.

          - Upon the limited circumstances set forth in the Partnership Agreement, but not prior to January 1, 2000, the sole general partner of the Blount Partnership may be required to make special distributions to the partners of the Blount Partnership of securities of the Issuer subject to this statement.

          Stock Option Agreement

          The Stock Option Agreement dated October 31, 1995, by and among Winton M. Blount and each of the limited partners of the Blount Partnership, a copy of which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference (the "Option Agreement"), provides that no sooner than three years following the death of Winton M. Blount, each of such limited partners has the right, subject to certain limitations and conditions set forth in the Option Agreement, to purchase his or her pro rata share of the outstanding common stock of BHP, Inc., the sole general partner of the Blount Partnership. Winton M. Blount is the sole stockholder, executive officer and director of BHP. Pursuant to the Option Agreement and the Partnership Agreement, the exercise of this option will terminate the Blount Partnership. The foregoing discussion is not complete and is qualified in its entirety by reference to the form of the Option Agreement attached hereto as Exhibit 3.

          Registration Rights and Stock Transfer Restriction Agreement

          The Registration Rights and Stock Transfer Restriction Agreement dated November 3, 1995, by and among Winton M. Blount, his spouse, certain of the limited partners of the Blount Partnership and the Issuer, a copy of which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by this reference (the "Restriction Agreement"), places certain restrictions on the ability of the Blount Partnership, Mr. and Mrs. Blount, and such limited partners of the Blount Partnership, to sell or transfer the securities of the Issuer subject to this statement. In certain instances described in the Restriction Agreement, shares of the Class B Common Stock of the Issuer subject to this statement must be converted into shares of the Class A Common Stock of the Issuer before a transfer or sale is permitted. The Restriction Agreement also provides for certain limited registration rights in favor of the Blount Partnership, Mr. and Mrs. Blount, and such limited partners. The foregoing discussion is not complete and is qualified in its entirety by reference to the form of the Restriction Agreement attached hereto as
          Exhibit 4.

          Certain of the shares owned by the persons filing this statement are pledged to various creditors to secure financial obligations of such persons. In addition, Winton
          M. Blount acts as guarantor of loans made to certain members of his family. In connection with such guarantees, Mr. Blount has pledged certain securities of the Issuer to the lenders in such transactions, and certain securities of the Issuer owned directly by the borrower in such transactions have been pledged to Mr. Blount to secure his obligations.


Item 7.   Material to be Filed as Exhibits.

          Exhibit
             No.    Description of Exhibit

             1 Written agreements of certain persons and entities relating to the filing of this statement.

             2 Agreement of Limited Partnership of The Blount Holding Company, L.P., dated November 3, 1995.

             3      Stock Option Agreement, dated October 31, 1995.

             4      Registration Rights and Stock Transfer
                    Restriction Agreement, dated November 3, 1995.

                             SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:  November 13, 1995                 /s/ Winton M. Blount
                                             Winton M. Blount

                             SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               BHP, INC.



DATE:  November 13, 1995              By /s/ Winton M. Blount
                                             Winton M. Blount
                                              Its President

                             SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             THE BLOUNT HOLDING COMPANY, L.P.



DATE:  November 13, 1995                      By BHP, Inc.,
                                            Its General Partner

                                  By     /s/ Winton M. Blount
                                             Winton M. Blount
                                             Its President

                             EXHIBIT 1

                             AGREEMENT


         The undersigned hereby states and agrees that the attached
Schedule 13D, to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.



DATE:  November 13, 1995                 /s/ Winton M. Blount
                                             Winton M. Blount

                             EXHIBIT 1

                             AGREEMENT


         The undersigned hereby states and agrees that the attached
Schedule 13D, to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.


                                               BHP, INC.



DATE:  November 13, 1995              By /s/ Winton M. Blount
                                             Winton M. Blount
                                              Its President
                             EXHIBIT 1

                             AGREEMENT


         The undersigned hereby states and agrees that the attached
Schedule 13D, to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.


                                     THE BLOUNT HOLDING COMPANY, L.P.

DATE:  November 13, 1995                     By BHP, Inc.,
                                           Its General Partner

                                      By /s/ Winton M. Blount
                                             Winton M. Blount
                                               Its President

                             EXHIBIT 2
                          TO SCHEDULE 13D
                 AGREEMENT OF LIMITED PARTNERSHIP
                                OF
                 THE BLOUNT HOLDING COMPANY, L.P.



     This Agreement of Limited Partnership is made and entered into on the 31st day of October, 1995 by and among BHP, Inc., a Delaware corporation, as the General Partner, and Winton M. Blount III, Samuel R. Blount, Thomas A. Blount, Katherine Blount Miles, the Katherine Blount Miles Trust and Joseph W. Blount as Class A Limited Partners, and Winton M. Blount as the Class B Limited Partner.


                            SECTION 1.
                         THE PARTNERSHIP


1.1 Formation of Partnership. The Partners hereby agree to form the Partnership pursuant to the provisions of the Act on the terms and conditions hereinafter set forth.

1.2 Name of Partnership. The name of the Partnership shall be "The Blount Holding Company, L.P." and all business of the Partnership shall be conducted in such name. The General Partner may change the name of the Partnership upon ten (10) Business Days' notice to the Limited Partners.

1.3 The Business of the Partnership. The Partnership has been organized to own, buy, manage, trade, sell and hold such stocks, bonds, securities, real property and other investments as the General Partner may select from time to time on behalf of the Partnership, and to conduct any other business which shall be legal for a limited partnership to conduct under the laws of the State of Delaware.

1.4 Principal Office. The principal office of the Partnership shall be maintained at 4520 Executive Park Drive, Post Office Box 5060, Montgomery, Alabama 36103, or such other place as the General Partner may from time to time designate, and the information required to be made available to the Limited Partners by the Partnership under S. 17-305 of the Act shall be maintained at such office. The office required to be maintained in the state of Delaware under S. 17-104(a)(1) of the Act shall be located at The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The General Partner may change the principal office of the Partnership to any other place within or without the State of Alabama upon ten (10) Business Days' notice to the Limited Partners.

1.5 Term of the Partnership. The term of the Partnership shall commence on the date that a certificate of limited partnership (the "Certificate") is filed in the Office of the Secretary of State of Delaware as provided in S. 17-201 of the Act, and shall continue until the winding up and liquidation of the Partnership and its business is completed following a Liquidating Event, as provided in
Section 13 hereof. Prior to the time that the Certificate is filed, no Person shall represent to third parties the existence of the Partnership or hold himself, herself or itself out as a Partner.

1.6  Filings; Agent for Service of Process.

     (a) The General Partner shall cause the Certificate to be filed in the office of the Secretary of State of Delaware in accordance with the Act. The General Partner shall take any and all other actions reasonably necessary to perfect and maintain the status of the Partnership as a foreign limited partnership under the laws of Alabama. The General Partner shall cause amendments to the Certificate to be filed whenever required by the Act. Articles of Amendment to implement such amendments may be executed by any General Partner or by any Person designated in the amendment as a new General Partner.

     (b) The General Partner shall execute and cause to be filed original or amended certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Partnership as a limited partnership or similar type of entity under the laws of any other states or jurisdictions in which the Partnership engages in business.

     (c) The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 is hereby designated as the agent for service of process in Delaware in accordance with S. 17-104(a)(2) of the Act. Winton M. Blount is hereby designated as the agent for service of process in Alabama at the address of the principal office of the Partnership. The General Partner may designate a successor to the registered agents upon ten (10) Business Days' notice to the Limited Partners.

     (d) Upon the dissolution of the Partnership, the General Partner (or in the event there is no General Partner, any Person elected pursuant to the provisions of Section 13.2 hereof) shall promptly execute and cause to be filed certificates of dissolution in accordance with the Act and the laws of any other states or jurisdictions in which the Partnership has filed certificates.

1.7 Title to Property. All real and personal property owned by the Partnership shall be owned by the Partnership as an entity and no Partner shall have any ownership interest in such property in his, her or its individual name or right, and each Partner's Interest in the Partnership shall be personal property for all purposes. Except as otherwise provided in this Agreement, the Partnership shall hold all of its real and personal property in the name of the Partnership and not in the name of any Partner.

1.8 Payments of Individual Obligations. Except as otherwise provided herein, the Partnership's credit and assets shall be used solely for the benefit of the Partnership, and no asset of the Partnership shall be transferred or encumbered for or in payment of any individual obligations of any Partner; provided, however, that no provision of this Agreement shall be construed to prevent the Partnership from guaranteeing or from providing collateral or other security for the indebtedness of a Partner, or from pledging, hypothecating or otherwise applying its assets for the benefit of any Partner, so long as the Partner benefitting from such guarantee, pledge or other similar act shall pay reasonable compensation to the Partnership as determined by the General Partner in its sole discretion.

1.9  Independent Activities; Transactions with Affiliates.

     (a) The General Partner and any of its Affiliates shall be required to devote only such time to the affairs of the Partnership as the General Partner determines in its sole discretion may be necessary to manage and operate the Partnership, and the General Partner shall be free to serve any other Person or enterprise in any capacity that it may deem appropriate in its discretion.

     (b) Insofar as permitted by applicable law, the General Partner (acting on its own behalf) and each Limited Partner (acting on his, her or its own behalf) may, notwithstanding this Agreement, engage in whatever activities they choose, whether the same or competitive with the Partnership or otherwise, without having or incurring any obligation to offer any interest in such activities to the Partnership or any Partner and neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Partner from engaging in such activities, or require any Partner to permit the Partnership or any Partner to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Partner, each Partner hereby waives, relinquishes and renounces any such right or claim of participation.

     (c) To the extent permitted by applicable law and except as otherwise provided in this Agreement, the General Partner, when acting on behalf of the Partnership, is hereby authorized to purchase property from, sell property to, or otherwise deal with any Partner, acting on his, her or its own behalf, or any Affiliate of any Partner, provided that any such purchase, sale, or other transaction shall be made on terms and conditions which are no less favorable to the Partnership than if the sale, purchase, or other transaction had been entered into with an independent third party.

1.10 Definitions. Capitalized words and phrases used in this Agreement shall have the following meanings:

     (a)  "Act" means the Delaware Revised Uniform Limited
Partnership Act, Del. Code Ann. tit. 6, S. 17-101 through 17-1109, as the same may be amended from time to time, or any corresponding provisions of succeeding laws.

     (b) "Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in such Interest Holder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

          (i) Credit to such Capital Account any amounts which such Interest Holder is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations
     S. 1.704-2(g)(1) and 1.704-2(i)(5); and

          (ii) Debit to such Capital Account the items described in
     S. 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and
     1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of S. 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

     (c) "Adjusted Capital Contributions" means, as of any day, an Interest Holder's Capital Contributions adjusted as follows:

          (i) Increased by the amount of any Partnership liabilities which, in connection with distributions pursuant to Sections 4.3(b) and 13.2(c) hereof, are assumed by such Interest Holder or are secured by any Partnership Property distributed to such Interest Holder;

          (ii) Increased by any amounts actually paid by such Interest Holder to any Partnership lender; and

          (iii) Reduced by the amount of cash and the Gross Asset Value of any Partnership Property distributed to such Interest Holder pursuant to Sections 4.3(b), 4.4 and 13.2(c) hereof and the amount of any liabilities of such Interest Holder assumed by the Partnership or which are secured by any property contributed by such Interest Holder to the Partnership.

In the event any Interest Holder transfers all or any portion of his, her or its Interest in accordance with the terms of this Agreement, the transferee of such Interest shall succeed to the Adjusted Capital Contribution of the transferor to the extent it relates to the transferred Interest.

     (d) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interest of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses
(i) through (iii) of this sentence. For purposes of this definition, the terms "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

     (e) "Agreement" or "Partnership Agreement" means this Agreement of Limited Partnership, as the same may be amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context indicates otherwise.

     (f) "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or of its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver, or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

     (g) "Business Day" means a day of the year on which banks are not required or authorized to close in Alabama.

     (h)  "Capital Account" means, with respect to any General
Partner or Interest Holder, the Capital Account maintained for such Person in accordance with the following provisions:

          (i) To each Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to
     Section 3.3 or Section 3.4 hereof.

          (ii) To each Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property (net of any liabilities encumbering such Property) distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 3.3 or Section 3.4 hereof, and the amount of any liabilities of such Person assumed by the Partnership or which are secured by any property contributed by such Person to the Partnership.

          (iii) In the event all or a portion of an Interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent such Capital Account relates to the transferred Interest.

          (iv) In determining the amount of any liability for purposes of Sections 1.10(c)(ii), 1.10(c)(iii) and 1.10(h)(ii) hereof, there shall be taken into account Code S. 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations S. 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits and credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributions or distributed property or which are assumed by the Partnership, the General Partner, or Interest Holders) are computed in order to comply with such Regulations, the General Partner may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Section 13 hereof upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the General Partner and Interest Holders and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations S. 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events (for example, the acquisition by the Partnership of oil or gas properties) might otherwise cause this Agreement to fail to comply with Regulations S. 1.704-1(b).

     (i) "Capital Contributions" means, with respect to any Partner, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Partnership with respect to the Interest in the Partnership held by such Partner.
The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Partnership by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations S. 1.704-1(b)
(2)(ii)(c)) shall not be included in the Capital Account of any Person until the Partnership makes a taxable disposition of the note or until (and to the extent that) principal payments are made on the note, all in accordance with Regulations S. 1.704-1(b)(2)(iv)(d)(2).

     (j) "Certificate" has the meaning set forth in Section 1.5 hereof.

     (k) "Change of Control" of any corporation means that a Person (together with any Affiliates of such Person or Persons otherwise associated with such Person) or a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), or a group acting together to exercise any option, warrant or similar rights to purchase stock of such corporation, who previously owned no stock of such corporation directly, is or becomes the direct beneficial owner (as the term "beneficial owner" is defined under Rule 13d of the 1934 Act), of shares of stock of such corporation entitling such Person to exercise twenty percent (20%) or more of the total voting power of all classes of such stock of such corporation entitled to vote in elections of directors; provided, however, that a Change of Control shall not be deemed to occur as a result of any Transfer of stock by gift, devise, bequest, or intestacy.

     (l) "Class A Interest" means an ownership interest in the capital and Profits of the Partnership initially issued to the Class A Limited Partners as provided in Section 2.2 hereof, including any and all benefits to which the holder of such an Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

     (m)  "Class A Interest Holder" means any Person who holds a
Class A Interest, regardless of whether such Person has been admitted to the Partnership as a Class A Limited Partner. "Class
A Interest Holders" means all such Persons.

     (n) "Class A Limited Partner" means any Limited Partner other than the Class B Limited Partner.

     (o) "Class B Interest" means an ownership Interest in the capital and Profits of the Partnership as initially issued to the Class B Limited Partners as provided in Section 2.3 of this Agreement, including, without limitation, the right of such Interest Holder to receive a Priority Return in accordance with Sections 1.10(as) and Section 4.1(a) hereof, together with all obligations of such person to comply with the terms and provisions of this Agreement.

     (p)  "Class B Interest Holder" means any Person who owns a
Class B Interest, regardless of whether such Person has been admitted to the Partnership as a Class B Limited Partner. "Class
B Interest Holders" means all such Persons.

     (q)  "Class B Limited Partner" means Winton M. Blount, or any
Person: (i) who has become a Class B Limited Partner pursuant to the terms of this Agreement, and (ii) who holds a Class B Interest.

     (r) "Code" means the Internal Revenue Code of 1986, as amended, and as the same may be amended from time to time (or any corresponding provisions of succeeding laws).

     (s) "Debt" means (i) any indebtedness for borrowed money or deferred purchase price of property or evidenced by a note, bonds, or other instruments, (ii) obligations as lessee under capital leases, (iii) obligations secured by any mortgage, pledge, security interest, encumbrance, lien, or charge of any kind existing on any asset owned or held by the Partnership whether or not the Partnership has assumed or become liable for the obligations secured thereby, (iv) any obligation under any interest rate swap agreement (the principal amount of such obligation shall be deemed to be the notional principal amount on which such swap is based), and (v) obligations under direct or indirect guarantees, including obligations, contingent or otherwise, to assure a creditor against loss in respect of indebtedness or obligations of the kinds referred to in clauses (i), (ii), (iii), and (iv) above, provided that Debt shall not include obligations in respect of any accounts payable that are incurred in the ordinary course of the Partnership's business and which are not delinquent or which are not being contested in good faith by appropriate proceedings.

     (t) "Excess Shares" has the meaning set forth in Section 4.4 hereof.

     (u) "Fiscal Year" means (i) the period commencing on the effective date of this Agreement and ending on December 31, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clause (ii) for which the Partnership is required to allocate Profits, Losses and other items of Partnership income, gain, loss or deduction pursuant to Section 3 hereof.

     (v) "General Partner" means any Person who (i) is referred to as such in the first paragraph above and in Section 2.1 of this Agreement, or has become a General Partner pursuant to the terms of this Agreement, and (ii) has not ceased to be a General Partner pursuant to the terms of this Agreement. The term "General Partners" means all such Persons.

     (w) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

          (i) The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, as determined by agreement between the contributing Partner and the General Partner, provided that, if the contributing Partner is the General Partner or the Class B Limited Partner, the determination of the fair market value of a contributed asset shall require the consent of a majority of the Class A Limited Partners;

          (ii) The Gross Asset Value of all Partnership assets shall be adjusted to equal their respective gross fair market values as determined by the General Partner as of the following times: (a) the acquisition of an additional Interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Partnership to the General Partner or Interest Holder of more than a de minimis amount of Property as consideration for an Interest in the Partnership; and (c) the liquidation of the Partnership within the meaning of Regulations S. 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the General Partner and Interest Holders in the Partnership;

          (iii) The Gross Asset Value of any Partnership asset distributed to any General Partner or Interest Holder shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by agreement between the distributee and the General Partner, provided that, if the distributee is the General Partner or the Class B Limited Partner, the determination of the fair market value of the distributed asset shall require the consent of a majority of the Class A Limited Partners; and

          (iv) The Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code S. 734(b) or Code S. 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation S. 1.704-1(b)(2)(iv)(m) and Sections 1.10(at)(vi) and 3.3(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.10(w)(iv) to the extent that the General Partner determines that an adjustment pursuant to Section 1.10(w)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this
     Section 1.10(w)(iv).

     (x)  "High Vote Stock" has the meaning set forth in Section
4.4(b) hereof.

     (y) "Interest" means an ownership interest in the capital and Profits of the Partnership, including any and all benefits to which the holder of such an Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

     (z) "Interest Holder" means any Person who holds an Interest, regardless of whether such Person has been admitted to the Partnership as a Partner. "Interest Holders" means all such Persons.

     (aa) "Issuance Items" has the meaning set forth in Section
3.3(h) hereof.

     (bb) "Katherine Blount Miles Trust" means Mary Katherine Blount and First Alabama Bank as Trustees, and any successor trustees, under that certain trust agreement dated November 22, 1971 between and among Winton M. Blount, Grantor, and the First National Bank of Montgomery, Montgomery, Alabama, as corporate trustee, primarily for the benefit of Katherine Blount, now Katherine Blount Miles.

     (cc) "Limited Partner" means any Person (i) whose name is set forth in Section 2.2 or Section 2.3 hereof, or who has become a Limited Partner pursuant to the terms of this Agreement, and (ii) who holds an Interest. "Limited Partners" means all such Persons.

     (dd) "Liquidating Event" has the meaning set forth in Section
13.1 hereof.

     (ee) "Net Cash From Operations" means the gross cash proceeds from Partnership operations (including sales and other dispositions of Partnership Property in the ordinary course of the Partnership's business) less the portion thereof used to pay or establish reserves for all Partnership expenses, debt repayments, capital improvements, replacements, and contingencies, all as determined by the General Partner. "Net Cash From Operations" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this Section 1.10(ae) and Section 1.10(af) hereof.

     (ff) "Net Cash From Sales or Refinancings" means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Property, less any portion thereof used to establish reserves or to be reinvested in additional Property in accordance with the Business of the Partnership as set forth in Section 1.3 hereof, all as determined by the General Partner. "Net Cash From Sales or Refinancings" shall include all principal and interest payments with respect to any note or other obligation received by the Partnership in connection with sales and other dispositions (other than in the ordinary course of business) of Property.

     (gg) "Nonrecourse Deductions" has the meaning set forth in S. 1.704-2(b)(1) of the Regulations.

     (hh) "Nonrecourse Liability" has the meaning set forth in S.
1.704-2(b)(3) of the Regulations.

     (ii) "Partner Nonrecourse Debt" has the meaning set forth in
S. 1.704-2(b)(4) of the Regulations.

     (jj) "Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner
Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with S. 1.704-2(i)(3) of the Regulations.

     (kk) "Partner Nonrecourse Deductions" has the meaning set forth in S. 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

     (ll) "Partners" means all General Partners and all Limited
Partners, where no distinction is required by the context in which the term is used herein. "Partner" means any one of the Partners.

     (mm) "Partnership" means the partnership formed pursuant to this Agreement and the Certificate, and the partnership continuing the business of this Partnership in the event of dissolution as provided herein.

     (nn) "Partnership Minimum Gain" has the meaning set forth in
S. 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

     (oo) "Permitted Transfer" has the meaning set forth in Section
10.2 hereof.

     (pp) "Person" means any individual, partnership, limited liability company, corporation, trust, or other entity.

     (qq) "Point" means a numeric measure of the relative size of an Interest Holder's Interest in the Partnership, as set forth in Sections 2.2 and 2.3 hereof.

     (rr) "Precontribution Gain" means the net gain, if any, which would be recognized by a Partner or Interest Holder under S. 704(c)(1)(B) or 737 of the Code with respect to property which was contributed to the Partnership by such Partner or Interest Holder within the five (5) years prior to the date of the distribution that created the taxable event; i.e., the excess, if any, of the fair market value of Property which is contributed to the Partnership over the basis of such Property at the time of the contribution.

     (ss) "Priority Return" means the right of the General Partner and Class B Interest Holders to receive a cumulative, noncompounded distribution in cash, or in property having a fair market value as of the close of business on the day before the distribution, of an amount equal to the Applicable Percentage (as defined below) per annum times the average daily balance of the Adjusted Capital Contribution of the Class B Interest Holders and the General
Partner for the period to which the Priority Return relates. The accrual of the Priority Return shall commence on the date that the Class B Limited Partner and the General Partner are admitted to the Partnership, and shall terminate when the Adjusted Capital Contribution of the Class B Interest Holders and General Partner is reduced to zero, and shall be calculated on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days in the period for which the Priority Return is being determined.
For purposes of this Section 1.10(as), the "Applicable Percentage" shall be equal to the following amounts: 8.3% (Eight and Three-Tenths Percent) for the 1995 Fiscal Year of the Partnership; 8.7%
(Eight and Seven-Tenths Percent) for the 1996 Fiscal Year of the Partnership; 9.2% (Nine and Two-Tenths Percent) for the 1997 Fiscal Year of the Partnership; 9.7% (Nine and Seven-Tenths Percent) for the 1998 Fiscal Year of the Partnership; and 9.9% (Nine and Nine-Tenths Percent) for the 1999 Fiscal Year and for all succeeding Fiscal Years of the Partnership.

     (tt) "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Partnership's taxable income or loss for such Fiscal Year, determined in accordance with Code S. 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code S. 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

          (i) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.10(at) shall be added to such taxable income or loss;

          (ii) Any expenditures of the Partnership described in Code S. 705(a)(2)(B) or treated as Code S. 705(a)(2)(B) expenditures pursuant to Regulations S. 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.10(at) shall be subtracted from such taxable income or loss;

          (iii) In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to Section 1.10(w)(ii) or Section 1.10(w)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

          (iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

          (v) To the extent an adjustment to the adjusted basis of any Partnership asset pursuant to Code S. 734(b) or Code S. 743(b) is required pursuant to Regulations S. 1.704-1(b)(2)(iv)
     (m)(4) to be taken into account in determining
     Capital Accounts as a result of a distribution other than in complete liquidation of a Partner's or Interest Holder's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

          (vi) Notwithstanding any other provision of this Section 1.10(at), any items which are specially allocated pursuant to
     Section 3.3 or Section 3.4 hereof shall not be taken into account in computing Profits and Losses.

The amounts of Partnership income, gain, loss or deduction available to be specially allocated pursuant to Sections 3.3 and
3.4 hereof shall be determined by applying rules analogous to those set forth in Section 1.10(at)(i) through Section 1.10(at)(v) above.

     (uu) "Property" means all real and personal property owned or acquired by the Partnership and any improvements thereon or thereto, and shall include both tangible and intangible property.

     (vv) "Publicly-Traded Stock" means stock of any corporation
(i) which is listed on a national exchange, including the New York Stock Exchange and the American Stock Exchange; (ii) for which price quotations are reported through the Automated Quotation System of the National Association of Securities Dealers, Inc. - National Market System ("NASDAQ"); or (iii) for which closing "asked" prices are reported in the over-the-counter listings in the Wall Street Journal.

     (ww) "Regulations" means the Federal Income Tax Regulations, including Temporary Regulations, promulgated by the Department of Treasury and the Internal Revenue Service under the Code, as such regulations may be amended and revised from time to time (including corresponding provisions of succeeding regulations).

     (xx) "Regulatory Allocations" has the meaning set forth in
Section 3.4 hereof.

     (yy) "Special Distributions" has the meaning set forth in
Section 4.4 hereof.

     (zz) "Substitute General Partner" means a transferee of an interest in the Partnership by a General Partner, who has been admitted to the Partnership as a General Partner pursuant to the provisions of Section 11.3 hereof.

     (aaa) "Substitute Limited Partner" means a transferee of an Interest who has been admitted to the Partnership as a Limited
Partner pursuant to the provisions of Section 10.6 hereof.

     (bbb)     "Tax Matters Partner" has the meaning set forth in
Section 5.1(j) hereof.

     (ccc) "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, exchange or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, exchange or otherwise dispose of. A mere pledge, hypothecation or other encumbrance of an Interest as security for the payment of a Debt which is made pursuant to the provisions of Section 10.1 hereof shall not be a Transfer for purposes of this Agreement.

     (ddd) "Unit" means a voting Interest in the Partnership initially received by the Class A Limited Partners and the Class B Limited Partner in exchange for the Capital Contributions specified in Sections 2.2 and 2.3 respectively. All references in this Agreement to a majority or a specified percentage of the Limited Partners or a class of Limited Partners shall mean that number of Limited Partners who in the aggregate hold more than fifty percent (50%) or other specified percentage, respectively, of the total number of Units held by the Limited Partners or the class of Limited Partners entitled to consent or to vote upon any action pursuant to the terms of this Agreement.

     (eee) "Wholly Owned Affiliate" of any Person means an Affiliate of such Person (i) one hundred percent (100%) of the voting stock or beneficial ownership of which is owned directly by such Person, or by any Person who, directly or indirectly, owns one hundred percent (100%) of the voting stock or beneficial ownership of such Person, (ii) an Affiliate of such Person who, directly or indirectly, owns one hundred percent (100%) of the voting stock or beneficial ownership of such Person, and (iii) any Wholly Owned Affiliate of any Affiliate described in clause (i) or clause (ii) of this Section 1.10(be).


                            SECTION 2.
                 PARTNERS' CAPITAL CONTRIBUTIONS


2.1  General Partner.  The name, mailing address, and Capital
Contribution of the General Partner are as follows:


                                                     CAPITAL
NAME              MAILING ADDRESS                  CONTRIBUTION



BHP, Inc.          4250 Executive Park Drive       $888,515.25
                   P.O. Box 5060                   (373 shares Class A
                   Montgomery, AL  36103           preferred stock of
                                                   Blount International, Inc.)


2.2  Class A Limited Partners.  The names, mailing addresses,
Interests (measured in Points), Units and Capital Contributions of the Class A Limited Partners are as follows:



                                                                 CAPITAL
NAME                  MAILING ADDRESS         INTEREST   UNITS CONTRIBUTION



Winton M. Blount III  P.O. Box 23039          1000 Points  1   $30,062,028.40
                      Montgomery, AL 36123                     (1,405.445
                                                               shares of
                                                               Common Stock of
                                                               Blount
                                                               International,
                                                               Inc.)

Samuel R. Blount      2 Rockledge Road        1000 Points  1   $30,062,028.40
                      Birmingham, AL  35213                    (1,405.445
                                                               Shares of
                                                               Common Stock of
                                                               Blount
                                                               International,
                                                               Inc.)

Thomas A. Blount      3 Barksdale Drive, N.E. 1000 Points  1   $30,062,028.40
                      Atlanta, GA  30309                       (1,405.445
                                                               Shares of
                                                               Common Stock of
                                                               Blount
                                                               International,
                                                               Inc.)

Katherine B. Miles    3124 Pine Ridge Road     610 Points  1   $18,341,845.60
                      Birmingham, AL 35213                     (857.5088
                                                               Shares of
                                                               Common Stock of
                                                               Blount
                                                               International,
                                                               Inc.)

The Katherine Blount  First Alabama Bank       390 Points  1   $11,720,182.80
   Miles Trust        Trustee                                  (547.9362 Shares
                      8 Commerce Street                        of Common Stock
                      P.O. Box 511                             of Blount
                      Montgomery, AL  36101-0511               International,
                                                               Inc.)

Joseph W. Blount      781 Myrtle Street, N.E. 1000 Points  1   $30,062,028.40
                      Atlanta, GA 30308                        (1,405.445
                                                               Shares of Common
                                                               Stock of Blount
                                                               International,
                                                               Inc.)




2.3 Class B Limited Partner. The name, mailing address, Interest (measured in Points), Units and Capital Contribution of the Class
B Limited Partner are as follows:



                                                                 CAPITAL
NAME                 MAILING ADDRESS         INTEREST   UNITS CONTRIBUTION



Winton M. Blount     Blount, Inc.            1000 Points  1   $26,504,194.75
                     P.O. Box 949                             (10,627 Shares
                     Montgomery, AL 36192-1201                Class A Preferred
                                                              Stock and 498
                                                              Shares Class B
                                                              Preferred Stock
                                                              of Blount
                                                              International,
                                                              Inc.)



Total for Limited Partnership:               6000 Points   7  $177,702,851.00




2.4 Additional Partners. Additional General Partners and Substitute General Partners may be added with the written consent of all of the Partners, and Substitute Limited Partners may be added with the written consent of the General Partner and a majority of the Limited Partners as provided in Section 10.6 hereof. No Additional Limited Partners may be admitted to the Partnership. Upon admission to the Partnership as a Partner in accordance with Section 10.6 hereof, a Substitute Limited Partner shall be issued one (1) Unit.

2.5  Other Matters.

     (a) Except as otherwise provided in this Agreement, no General Partner or Interest Holder shall demand or receive a return of Capital Contributions or withdraw from the Partnership without the consent of all Partners. Under circumstances requiring a return of any Capital Contributions, no General Partner or Interest Holder shall have the right to receive property other than cash except as may be specifically provided herein.

     (b) No General Partner or Interest Holder shall receive any interest, salary, or drawing with respect to his, her or its Capital Contributions or his, her or its Capital Account or for services rendered on behalf of the Partnership or otherwise in his, her or its capacity as a General Partner or Interest Holder, except as otherwise provided in this Agreement.

     (c) Provided that the Limited Partners act in accordance with this Agreement, no Limited Partner shall be liable for the debts, liabilities, contracts, or any other obligations of the Partnership. Except as otherwise provided by any other agreements among the Partners or mandatory provisions of applicable state law, a Limited Partner shall be liable only to make his, her or its Capital Contributions and shall not be required to lend any funds to the Partnership or, after his, her or its Capital Contributions have been made, to make any additional Capital Contributions to the Partnership.

     (d) The General Partner shall have no personal liability for the repayment of any Capital Contributions of any Partner or Interest Holder.


                            SECTION 3.
                           ALLOCATIONS


3.1 Profits. After giving effect to the special allocations set forth in Section 3.3 and 3.4 hereof, Profits for any Fiscal Year shall be allocated as follows:

     (a) First, to the General Partner an amount equal to the excess, if any, of (i) the cumulative Losses allocated to the General Partner pursuant to Section 3.2(d) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated to the General Partner pursuant to this Section 3.1(a) for all prior Fiscal Years; and

     (b) Next, to the Class B Interest Holders, an amount equal to the excess, if any, of (i) the cumulative Losses allocated to the Class B Interest Holders pursuant to Section 3.2(c) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated to the Class B Interest Holders pursuant to this Section 3.1(b) for all prior Fiscal Years; and

     (c) Next, to the Class A Interest Holders, an amount equal to the excess, if any, of (i) the cumulative Losses allocated to the Class A Interest Holders pursuant to Section 3.2(b) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated to the Class A Interest Holders pursuant to this Section 3.1(c) for all prior Fiscal Years; and

     (d) Next, to the General Partner, an amount equal to the excess, if any, of (i) the cumulative Losses allocated to the General Partner pursuant to Section 3.2(a) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated to the General Partner pursuant to this Section 3.1(d) for all prior Fiscal Years; and

     (e) Next, to the General Partner and the Class B Interest Holders in proportion to and to the extent of, an amount equal to the excess, if any, of (i) their respective Priority Returns accrued for the prior and current Fiscal Years, over (ii) the cumulative Profits, if any, allocated to the General Partner and the Class B Interest Holders pursuant to this Section 3.1(e); and

     (f) The balance, if any, one-half percent (0.5%) to the General Partner and ninety-nine and one-half percent (99.5%) to the Class A Interest Holders.

3.2 Losses. After giving effect to the special allocations set forth in Sections 3.3 and 3.4 hereof, Losses for any Fiscal Year shall be allocated as follows:

     (a)  First, one-half percent (0.5%) to the General Partner;

     (b) Next, the balance to the Class A Interest Holders in proportion to their Interests, provided that Losses shall not be allocated pursuant to this Section 3.2(b) to the extent such allocation would cause any Class A Interest Holder to have an Adjusted Capital Account Deficit at the end of such Fiscal Year;

     (c) Next, the balance, if any, to the Class B Interest Holders, provided that Losses shall not be allocated pursuant to this Section 3.2(c) to the extent such allocation would cause any Class B Interest Holders to have an Adjusted Capital Account Deficit at the end of such Fiscal Year; and

     (d) The balance, if any, one hundred percent (100%) to the General Partner.

3.3 Special Allocations. The following special allocations shall be made in the following order:

     (a)  Minimum Gain Chargeback.  Except as otherwise provided in
S. 1.704-2(f) of the Treasury Regulations, notwithstanding any other provision of this Section 3, if there is a net decrease in Partnership Minimum Gain during any Partnership Fiscal Year, each General Partner and Interest Holder shall be specially allocated items of Partnership income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations S. 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each General Partner and Interest Holder pursuant thereto. The items to be so allocated shall be determined in accordance with S. 1.704-2(f)(6) and 1.704-2(j)(2) of the Treasury Regulations. This
Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in S. 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.

     (b) Partner Minimum Gain Chargeback. Except as otherwise provided in S. 1.704-2(i)(4) of the Treasury Regulations, notwithstanding any other provision of this Section 3, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership Fiscal Year, each person who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with S. 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Partnership income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulations S. 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each General Partner and Interest Holder pursuant thereto. The items to be so allocated shall be determined in accordance with S. 1.704-2(i)(4) and 1.704-2(j)
(2) of the Treasury Regulations. This Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in
S. 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

     (c) Qualified Income Offset. In the event any Interest Holder who is not a General Partner unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations S. 1.704-1(b)(2)(ii)(d)(4), Treasury Regulations S. 1.704-1(b)(2)(ii)(d)(5), or Treasury Regulations S. 1.704-1(b)(2)
(ii)(d)(6), items of Partnership income and gain shall be specially allocated to each such Interest Holder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Interest Holder as quickly as possible, provided that an allocation pursuant to this Section 3.3(c) shall be made if and only to the extent that such Interest Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this
Section 3.3(c) have been tentatively made as if this Section 3.3(c) were not in the Agreement.

     (d)  Gross Income Allocation.  In the event any Interest
Holder who is not a General Partner shall have an Adjusted Capital Account Deficit at the end of any Partnership Fiscal Year which is in excess of the sum of (i) the amount such Interest Holder is obligated to restore, and (ii) the amount such Interest Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations S.s 1.704-2(g)(1) and 1.704-2(i)(5), each such Interest Holder shall be specially allocated items of Partnership income and gain in the amount of such excess so as to reduce and eliminate such deficit Capital Account as quickly as possible, provided that an allocation pursuant to this
Section 3.3(d) shall be made if and only to the extent that such Interest Holder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 3.3(d) have been tentatively made as if this Section 3.3(d) and
Section 3.3(c) hereof were not in the Agreement.

     (e)  Nonrecourse Deductions.  Nonrecourse Deductions for any
Fiscal Year shall be specially allocated one-half percent (0.5%) to the General Partner and ninety-nine and one-half percent (99.5%) to the Interest Holders.

     (f) Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the General Partner or Interest Holder who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations S. 1.704-2(i)(1).

     (g) S. 754 Adjustments. To the extent an adjustment is required to the adjusted tax basis of any Partnership asset pursuant to Code S. 734(b) or Code S. 743(b) pursuant to Regulations
S. 1.704-1(b)(2)(iv)(m)(2) or Regulations S. 1.704-1(b)(2)(iv)(m)(4),
to be taken into account in determining Capital Accounts as the result of a distribution to a General Partner or Interest Holder in complete liquidation of his, her or its Interest in the Partnership, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the General Partner and the Interest Holders in accordance with their Interest in the Partnership in the event that Regulations S. 1.704-1(b)
(2)(iv)(m)(2) applies, or to the General Partner or Interest
Holder to whom such distribution was made in the event that Regulations S. 1.704-1(b)(2)(iv)(m)(4) applies.

     (h) Allocations Relating to Taxable Issuance of Partnership Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an Interest by the Partnership to a Partner (the "Issuance Items") shall be allocated among the General Partner and Interest Holders so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each General Partner and Interest Holder, shall be equal to the net amount that would have been allocated to each such General Partner and Interest Holder if the Issuance Items had not been realized.

3.4  Curative Allocations.  The allocations set forth in Section
3.3 hereof (other than Section 3.3(h) hereof) (the "Regulatory Allocations") are intended to comply with certain requirements of the Federal Income Tax Regulations. It is the intent of the Partners that, to the extent possible, all Regulatory Allocations will be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 3.4. Therefore, notwithstanding any other provision of this Section 3 (other than the Regulatory Allocations), the General Partner shall make such offsetting special allocations in whatever manner it determines to be appropriate so that, after such offsetting allocations have been made, each Partner's Capital Account balance is, to the extent possible, equal to the Capital Account balance which each Partner would have had if the Regulatory Allocations were not a part of this Agreement and all Partnership items were allocated pursuant to Sections 3.1 and 3.2 hereof. In exercising its discretion under this Section 3.4, the General Partner shall take into account future Regulatory Allocations under Sections 3.3(a) and 3.3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 3.3(e) and 3.3(f).

3.5 Tax Allocations: Code S. 704(c). In accordance with Code S. 704(c) and the Regulations thereunder income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial fair market value as set forth in Section 2 above. Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account, in computing any Partner's or Interest Holder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

3.6  Other Allocation Rules.

     (a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the General Partner using any permissible method under Code S. 706 and the Regulations thereunder.

     (b)  All allocations to the Interest Holders pursuant to this
Section 3 shall, except as otherwise provided, be divided among them in proportion to the Interests held by each. In the event there is more than one General Partner, all such allocations to the General Partners shall be divided among them as they may agree.

     (c) The Partners are aware of the income tax consequences of the allocations made by this Section 3 and hereby agree to be bound by the provisions of this Section 3 in reporting their shares of Partnership income and loss for income tax purposes.

     (d) Solely for purposes of determining a Partner's or Interest Holder's proportionate share of the "excess nonrecourse liabilities" of the Partnership within the meaning of Regulations
S. 1.752-3(a)(3), the Partners' and Interest Holders' interests in Partnership profits are as follows: General Partner one-half percent (0.5%) and Interest Holders ninety-nine and one-half percent (99.5%) (in proportion to their Interests).

     (e) To the extent permitted by S. 1.704-2(h)(3) of the Regulations, the General Partner shall endeavor to treat distributions of Net Cash From Operations or Net Cash From Sales or Refinancings as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Interest Holder.


                            SECTION 4.
                    DISTRIBUTIONS TO PARTNERS


4.1  Net Cash From Operations.  Except as otherwise provided in
Section 13.2 hereof, Net Cash From Operations shall be distributed not later than the thirtieth (30th) day after the end of each fiscal quarter in the following order of priority:

     (a) First, one-half percent (0.5%) to the General Partner and ninety-nine and one-half percent (99.5%) to the Class B Interest Holders in proportion to and to the extent of the excess, if any, of (i) the cumulative Priority Return from the inception of the Partnership to the end of such fiscal quarter, over (ii) the sum of all prior distributions to the General Partner and Class B Interest Holders pursuant to this Section 4.1(a) and Section 4.3(a); and

     (b) The balance, if any, one-half percent (0.5%) to the General Partner and ninety-nine and one-half percent (99.5%) to the Class A Interest Holders in proportion to the Class A Interest
Holders' respective Interests.

4.2  Priority Return.  The "Priority Return" with respect to a
Fiscal Year means the amount described in Section 1.10(as) hereof, cumulative to the extent not distributed with respect to any given quarter pursuant to Sections 4.1(a) and 4.3(a) hereof.

4.3 Net Cash From Sales or Refinancings; Nonliquidating Distributions of Property. Except as otherwise provided in Section 13 hereof, Net Cash From Sales or Refinancings may be distributed, and Partnership Property in amounts which are determined according to the Gross Asset Value of such Property may be distributed, at such times as the General Partner may determine. In the event that the General Partner shall determine that a distribution under this
Section 4.3 shall be made, such distributions shall be made in the following order and priority:

     (a) First, one-half percent (0.5%) to the General Partner and ninety-nine and one-half percent (99.5%) to the Class B Interest Holders (in proportion to their Interests), until the General Partner and Class B Interest Holders receive an amount equal to the excess, if any, of (i) the cumulative Priority Return from the inception of the Partnership to the date such distribution is made, over (ii) the sum of all prior distributions to the General Partner and Class B Interest Holders pursuant to Sections 4.1(a) hereof and this Section 4.3(a); and

     (b) Second, to the Interest Holders in amounts proportionate to (but not in excess of) their respective Adjusted Capital
Contributions; and

     (c)  The balance, if any, ninety-nine and one-half percent
(99.5%) to the Class A Limited Partners and one-half percent (0.5%) to the General Partner;

provided that no distributions shall be made pursuant to this
Section 4.3 if and to the extent that the General Partner determines that such distribution would cause any Partner to recognize taxable Precontribution Gain under S. 704(c)(1)(B) or 737 of the Code.

4.4 Special Distributions of Publicly-Traded Stock. In the event that the Partnership Property shall include Publicly-Traded Stock as of the end of any Fiscal Year, the General Partner shall be required to make special distributions of the Excess Shares of such Publicly-Traded Stock to the Class A Interest Holders, in the amounts and manner, and subject to the terms and conditions set forth in this Section 4.4. (the "Special Distributions").

     (a)  No Special Distributions shall be made under this Section
4.4 prior to January 1, 2000, and after such date Special Distributions may be made only if and to the extent that the total amount of dividend income received by the Partnership with respect to such Publicly-Traded Stock during the preceding Fiscal Year, less the ordinary and necessary operating expenses of the Partnership for such year, including any management fee paid pursuant to Section 5.6(c) hereof, was in excess of One Hundred Fifteen Percent (115%) of the Priority Return for such Fiscal Year (the number of shares of Publicly-Traded Stock which produced the Excess Dividends in such preceding Fiscal Year shall be referred to hereinafter as the "Excess Shares").

     (b) Prior to the date which is three years after the date of death of Winton M. Blount (the "Three-Year Date"), the obligation of the General Partner to make Special Distributions under this
Section 4.4 shall not extend to any shares of Publicly-Traded Stock which carry voting rights with respect to the issuing corporation which are disproportionately higher than the voting rights of any other class of stock of such corporation which is then issued and outstanding ("High Vote Stock"); prior to the Three-Year Date the General Partner may, however, make optional distributions of such High Vote Stock pursuant to Section 4.3 hereof.

     (c) On and after the Three-Year Date the obligation of the General Partner to make Special Distributions under this Section
4.4 shall include any shares of High Vote Stock held by the Partnership; provided, however, that no Special Distribution of High Vote Stock shall be required to be made at any time that a Special Distribution of High Vote Stock would cause the number of shares of such High Vote Stock held by the Partnership to fall below Fifteen Percent (15%) of the total number of shares of capital stock issued and outstanding by the corporate issuer of such High Vote Stock.

     (d)  Special Distributions shall be made by the General
Partner no later than the end of the Fiscal Year with respect to which the condition set forth in Section 4.4(a) above is met.

     (e)  Only Excess Shares may be distributed under this Section
4.4.

     (f) Special Distributions shall be made in-kind, and not in cash or in the form of any Property other than shares of Publicly-Traded Stock.

     (g)  No distributions shall be made pursuant to this Section
4.4 if and to the extent that the General Partner determines that such distribution would cause any Partner to recognize taxable Precontribution Gain under S. 704(c)(1)(B) or 737 of the Code.

4.5 Division Among Interest Holders and General Partners. All distributions to the Class A Interest Holders pursuant to this
Section 4 shall be divided among them in proportion to the Class A Interests (measured in Points) held by each, and all distributions to the Class B Interest Holders pursuant to this Section 4 shall be divided among them in proportion to the Class B Interests (measured in Points) held by each. In the event there is more than one General Partner, all amounts distributed to the General Partners pursuant to this Section 4 shall be divided among them as they may agree.

4.6 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution, or allocation to the Partnership, the General Partner, or the Interest Holders shall be treated as amounts distributed to the General Partner and the Interest Holders pursuant to this Section 4 for all purposes under this Agreement. The General Partner is authorized to withhold from distributions to the General Partner and Interest Holders and to pay over to any federal, state, or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state, or local law and any such amounts shall be charged to the Capital Accounts of the General Partner and Interest Holders with respect to which such amounts were withheld.

4.7 No Other Rights to Distributions. No Interest Holder shall have the right to demand or receive any distribution with respect to any Interest Holder's Capital Contributions, Capital Account or distributive share of Profits, Net Cash from Operations, Net Cash from Sales or Refinancings, or Property of the Partnership, except as specifically provided in Sections 4 and 13 of this Agreement.


                            SECTION 5.
                            MANAGEMENT


5.1 Authority of the General Partner. Subject to the limitations and restrictions set forth in this Agreement (including, without limitation, those set forth in this Section 5), the General Partner shall have the sole and exclusive right to manage the business of the Partnership and shall have all of the rights and powers which may be possessed by general partners under the Act including, without limitation, the right and power to:

     (a) Acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership;

     (b) Operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any Property, including without limitation any real estate and any personal property, necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership (including for the purpose of enabling the Partnership to pay the Priority Return pursuant to Sections 1.10(as) and 4.1(a) hereof);

     (c) Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Property, or in connection with managing the affairs of the Partnership, including executing amendments to the Agreement and the Certificate in accordance with the terms of the Agreement, both as General Partner and, if required, as attorney-in-fact for the Limited Partners pursuant to any power of attorney granted by the Limited Partners to the General Partner;

     (d) Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership, and secure the same by mortgage, pledge, or other lien on any Property;

     (e) Execute, in furtherance of any or all of the purposes of the Partnership, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Property;

     (f) Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the Property and in connection therewith execute any extensions or renewals of encumbrances on any or all of the Property;

     (g) Care for and distribute funds to the General Partner and Interest Holders by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Partnership or this Agreement;

     (h) Contract on behalf of the Partnership for the employment and services of employees and independent contractors, such as lawyers and accountants, and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Partnership;

     (i) Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Property and General Partner liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Partnership, as may be lawfully carried on or performed by a partnership under the laws of each state in which the Partnership is then formed or qualified;

     (j) Make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of Property pursuant to Code S. 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of Interests in the Partnership and Partnership distributions; (ii) with the consent of a majority of the Limited Partners, to extend the statute of limitations for assessment of tax deficiencies against General Partner and Interest Holders with respect to adjustments to the Partnership's federal, state, or local tax returns; and (iii) to the extent provided in Code S. 6221 through 6231, to represent the Partnership, the General Partner, and the Interest Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Partnership, the General Partner, and the Interest Holders in their capacities as General Partner or Interest Holders, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the General Partner and Interest Holders with respect to such tax matters or otherwise affect the rights of the Partnership, General Partner, and Interest Holders. The General Partner is specifically authorized to act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law;

     (k) Take, or refrain from taking, action to exercise conversion rights with respect to any shares of stock, securities, debt obligations, options, warrants, or other similar instruments carrying conversion rights which are held by the Partnership; specifically, without limitation, the General Partner may, at any time and without incurring any liability to the other Partners, exercise or refrain from exercising any rights which the Partnership may hold to convert High Vote Stock to another class of stock of the issuing corporation;

     (l) Take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Partnership; and

     (m) Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Partnership or the Partners in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith.

In the event more than one Person is a General Partner, the rights and powers of the General Partner hereunder shall be exercised by them in such manner as they may agree. In the absence of an agreement among the General Partners, no General Partner shall exercise any of such rights and powers without the unanimous consent of all General Partners.

5.2  Right to Rely on General Partner.

     (a) Any Person dealing with the Partnership may rely (without duty of further inquiry) upon a certificate signed by any General
Partner as to:

          (i)  The identity of any General Partner or any Limited
     Partner;

          (ii) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by a General
     Partner or which are in any other manner germane to the affairs of the Partnership;

          (iii) The Persons who are authorized to execute and deliver any instrument or document of the Partnership; or

          (iv) Any act or failure to act by the Partnership or any other matter whatsoever involving the Partnership or any Partner.

     (b) The signature of any General Partner shall be necessary and sufficient to convey title to any real property owned by the Partnership or to execute any promissory notes, trust deeds, mortgages, or other instruments or hypothecation, and all of the Partners agree that a copy of this Agreement may be shown to the appropriate parties in order to confirm the same, and further agree that the signature of any General Partner shall be sufficient to execute any "statement of partnership" or other documents necessary to effectuate this or any other provision of this Agreement. All of the Partners do hereby appoint the General Partner as their attorney-in-fact for the execution of any or all of the documents described in this Section 5.2(b).

5.3  Restrictions on Authority of General Partner.

     (a) Each General Partner shall not have the authority to, and covenants and agrees that it shall not, do any of the following acts without the unanimous consent of the Partners:

          (i) Cause or permit the Partnership to engage in any activity that is not consistent with the purposes of the Partnership as set forth in Section 1.3 hereof;

          (ii) Knowingly do any act in contravention of this Agreement;

          (iii) Knowingly do any act which would make it impossible to carry on the ordinary business of the Partnership, except as otherwise provided in this Agreement;

          (iv) Possess Property, or assign rights in specific
     Property, for other than a Partnership purpose;

          (v) Knowingly perform any act that would subject any Limited Partner to liability as a general partner in any jurisdiction;

          (vi) Cause the Partnership to voluntarily take any action that would cause a Bankruptcy of the Partnership;

          (vii)  Cause the Partnership to admit any additional
     Limited Partners, or any Substitute Limited Partners other than pursuant to Section 10.6 hereof; and

          (viii) File or attempt to file on behalf of the Partnership or the other Partners any election under Section
     761(a) of the Code for the Partnership to be excluded from the application of Subchapter K of the Code.

     (b) Each General Partner shall not have the authority to, and covenants and agrees that it shall not, do any of the following acts without the consent of all the General Partners and a majority of the Limited Partners:

          (i) Sell or otherwise dispose of all or substantially all of the Property;

          (ii) Cause the Partnership to make any charitable contributions or pledges with respect to Partnership Property.

5.4  Duties and Obligations of General Partner.

     (a) The General Partner shall cause the Partnership to conduct its business and operations separate and apart from that of any General Partner or any of its Affiliates, including, without limitation, (i) segregating Partnership assets and not allowing funds or other assets of the Partnership to be commingled with the funds or other assets of, held by, or registered in the name of, any General Partner or any of its Affiliates, (ii) maintaining books and financial records of the Partnership separate from the books and financial records of any General Partner and its Affiliates, and observing all Partnership procedures and formalities, including, without limitation, maintaining minutes of Partnership meetings and acting on behalf of the Partnership only pursuant to the provisions of this Agreement and, where required, pursuant to the due authorization of the Partners, (iii) causing the Partnership to pay its liabilities from assets of the Partnership, and (iv) causing the Partnership to conduct its dealings with third parties in its own name and as a separate and independent entity.

     (b) The General Partner shall take all actions which may be necessary or appropriate (i) for the continuation of the Partnership's valid existence as a limited partnership under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Limited Partners or to enable the Partnership to conduct the business in which it is engaged and (ii) for the accomplishment of the Partnership's purposes, including the acquisition, development, maintenance, preservation, and operation of Property in accordance with the provisions of this Agreement and applicable laws and regulations.

     (c) The General Partner shall be under a fiduciary duty to conduct the affairs of the Partnership in the best interests of the Partnership and of the Limited Partners, including the safekeeping and use of all of the Property and the use thereof for the exclusive benefit of the Partnership.

     (d) The General Partner shall cause to be provided, or cause the Partnership to carry, such insurance as is customary in the business in which the Partnership is engaged and in the places in which it is so engaged.

5.5  Indemnification of General Partner.

     (a) The Partnership, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Partnership Property) shall indemnify, save harmless, and pay all judgments and claims against each General Partner or any officers or directors of such General Partner relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such General Partner, officer, or director in connection with the business of the Partnership, including attorneys' fees incurred by such General Partner, officer, or director in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, including all such liabilities under federal and state securities laws (including the Securities Act of 1933, as amended) as permitted by law.

     (b) The Partnership, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Partnership Property) shall indemnify and hold harmless, to the maximum extent permitted by law, each General Partner and Interest Holder from and against any and all liabilities, sums paid in settlement of claims (if such settlement is consented to by the General Partner), obligations, charges, actions (formal or informal), claims (including, without limitation, claims for personal injury under any theory or for real or personal property damage), liens, taxes, administrative proceedings, losses, damages (including, without limitation, punitive damages), penalties, fines, court costs, administrative service fees, response and remediation costs, stabilization costs, encapsulation costs, treatment, storage or disposal costs, ground-water monitoring or environmental study, sampling or monitoring costs, other causes of action, and any other costs and reasonable expenses (including, without limitation, reasonable attorneys', experts', and consultants' fees and disbursements and investigating, laboratory, and data review fees) imposed upon or incurred by any General Partner or Interest Holder (whether or not indemnified against by any other party) arising from and after the date of this Agreement directly or indirectly out of:

          (i) the past, present, or future treatment, storage, disposal, generation, use, transport, movement, presence, release, threatened release, spill, installation, sale, emission, injection, leaching, dumping, escaping, or seeping of any hazardous substances, material containing or alleged to contain hazardous substances at or from any past, present, or future properties or assets of the Partnership; or

          (ii) the violation or alleged violation by the Partnership or any third party of any environmental laws with regard to the past, present, or future ownership, operation, use, or occupying of any property or asset of the Partnership.


     (c) In the event of any action by an Interest Holder against any General Partner, including a Partnership derivative suit, the Partnership shall indemnify, save harmless, and pay all expenses of such General Partner, including attorneys' fees, incurred in the defense of such action, if such General partner is successful in such action.

     (d) The Partnership shall indemnify, save harmless, and pay all expenses, costs, or liabilities of any General Partner who for the benefit of the Partnership makes any deposit, acquires any option, or makes any other similar payment or assumes any obligations in connection with any property proposed to be acquired by the Partnership and who suffers any financial loss as the result of such action.

     (e)  Notwithstanding the provisions of Sections 5.5(a),
5.5(b), and 5.5(d) above, no General Partner or Interest Holder shall be indemnified from any liability for fraud, bad faith, willful misconduct, or gross negligence.

     (f) Notwithstanding anything to the contrary in any of Sections 5.5(a), 5.5(b), and 5.5(d) above, in the event that any provision in any of such Sections is determined to be invalid in whole or in part, such Section shall be enforced to the maximum extent permitted by law.

5.6  Compensation and Loans.

     (a) Compensation and Reimbursement. Except as otherwise provided in this Section 5.6, no Partner shall receive any salary, fee, or draw for services rendered to or on behalf of the Partnership, nor shall any Partner be reimbursed for any expenses incurred by such Partner on behalf of the Partnership.

     (b)  Expenses.  Each General Partner may charge the
Partnership for any direct expenses reasonably incurred in connection with the Partnership's business.

     (c) Compensation. In consideration of its performance of services on behalf of the Partnership, the General Partner shall receive, as guaranteed payments within the meaning of Code S. 707(c) and not as distributions, a monthly management fee of Four Thousand One Hundred Sixty-six Dollars and Sixty-seven Cents ($4,166.67) from the Partnership in addition to the distributions of cash and other Property and allocations of Profits, Losses, and other items provided for in this Agreement.

     (d) Loans. Any Person may, with the consent of the General Partner, lend or advance money to the Partnership. If any Partner shall make any loan or loans to the Partnership or advance money on its behalf, the amount of any such loan or advance shall not be treated as a Capital Contribution but shall be a debt due from the Partnership. The amount of any such loan or advance by a lending Partner shall be repayable out of the Partnership's cash and shall bear interest at such rate as the General Partner and the lending Partner shall agree but not in excess of the maximum rate permitted by law. If any General Partner, or an Affiliate of any General Partner, is the lending Partner, the rate of interest shall be determined by the General Partner taking into consideration, without limitation, prevailing interest rates and the interest rates the lender is required to pay in the event such lender has itself borrowed funds to loan or advance to the Partnership and the terms and conditions of such loan, including the rate of interest, shall be no less favorable to the Partnership than if the lender had been an independent third party. None of the Partners shall be obligated to make any loan or advance to the Partnership.

5.7 Temporary Investments. All Property in the form of cash not otherwise invested shall be deposited for the benefit of the Partnership in one or more accounts of the Partnership, maintained in such financial institutions as the General Partner shall determine or shall be invested in short-term liquid securities or other cash-equivalent assets or shall be left in escrow, and withdrawals shall be made only in the regular course of Partnership business on such signature or signatures as the General Partner may determine from time to time.


                            SECTION 6.
                     ROLE OF LIMITED PARTNERS


6.1 Rights or Powers. The Limited Partners shall not have any right or power to take part in the management or control of the Partnership or its business and affairs or to act for or bind the Partnership in any way.

6.2 Voting Rights. The Limited Partners shall have the right to vote on the matters specifically reserved for their approval or consent which are set forth in this Agreement, and as provided in the Act.

6.3 Procedure for Consent. In any circumstances requiring the approval or consent of the Limited Partners as specified in this Agreement, such approval or consent shall, except as expressly provided to the contrary in this Agreement, be given or withheld in the sole and absolute discretion of the Limited Partners and conveyed in writing to the General Partner not later than thirty
(30) days after such approval or consent was requested by the General Partner. The General Partner may require response within a shorter time, but not less than ten (10) Business Days. A failure to respond in any such time period shall constitute a vote which is consistent with the General Partner's recommendation with respect to the proposal. If the General Partner receives the necessary approval or consent of the Limited Partners to such action, the General Partner shall be authorized and empowered to implement such action without further authorization by the Limited Partners.

6.4 Withdrawal of Limited Partners. Except as otherwise provided in this Agreement, no Limited Partner may withdraw from the Partnership without the prior written consent of the General
Partner.


                            SECTION 7.
                  REPRESENTATIONS AND WARRANTIES


7.1 In General. As of the date hereof, each of the Partners hereby makes each of the representations and warranties applicable to such Partner as set forth in Section 7.2 hereof, and such warranties and representations shall survive the execution of this Agreement.

7.2 Representations and Warranties. Each Partner hereby represents and warrants that:

     (a) Due Incorporation or Formation; Authorization of Agreement. If such Partner is a corporation or a partnership, it is duly organized or duly formed, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation and has the corporate or partnership power and authority to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Partner is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder.
Such Partner has the individual, corporate, or partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, if such partner is a corporation or partnership, the execution, delivery, and performance of this Agreement has been duly authorized by all necessary corporate or partnership action. This Agreement constitutes the legal, valid, and binding obligation of such Partner.

     (b) No Conflict With Restrictions; No Default. Neither the execution, delivery, and performance of this Agreement nor the consummation by such Partner of the transactions contemplated hereby (i) will conflict with, violate, or result in a breach of any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Partner or any of its Wholly Owned Affiliates if such Partner is a corporation or partnership, (ii) will conflict with, violate, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of the articles of incorporation, bylaws, or partnership agreement of such Partner or any of its Wholly Owned Affiliates or of any material agreement or instrument to which such Partner or any of its Wholly Owned Affiliates is a party or by which such Partner or any of its Wholly Owned Affiliates is or may be bound or to which any of its material properties or assets is subject, (iii) will conflict with, violate, result in a breach of, constitute a default under (whether with notice or lapse of time or both), accelerate or permit the acceleration of the performance required by, give to others any material interests or rights, or require any consent, authorization, or approval under any indenture, mortgage, lease agreement, or instrument to which such Partner or any of its Wholly Owned Affiliates is a party or by which such Partner or any of its Wholly Owned Affiliates is or may be bound, or (iv) will result in the creation or imposition of any lien upon any of the material properties or assets of such Partner or any of its Wholly Owned Affiliates.

     (c) Litigation. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of such Partner or any of its Wholly Owned Affiliates, threatened against or affecting such Partner or any of its Wholly Owned Affiliates or any of their properties, assets, or businesses in any court or before or by any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could, if adversely determined (or, in the case of an investigation could lead to any action, suit, or proceeding, which if adversely determined could) reasonably be expected to materially impair such Partner's ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Partner; and such Partner or any of its Wholly Owned Affiliates has not received any currently effective notice of any default, and such Partner or any of its Wholly Owned Affiliates is not in, or aware of, any default under any applicable order, writ, injunction, decree, permit, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Partner's ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Partner.

     (d) Investigation. Such Partner is acquiring its Interest in the Partnership based upon its own investigation, and the exercise by such Partner of its rights and the performance of its obligations under this Agreement will be based upon its own investigation, analysis, and expertise. Such Partner's acquisition of its Interest in the Partnership is being made for its own account for investment, and not with a view to the sale or distribution thereof. In the case of each Limited Partner, such Partner is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments which are similar to the acquisition of its Interest in the Partnership.


                            SECTION 8.
                        BOOKS AND RECORDS


8.1 Books and Records. The Partnership shall maintain at its principal place of business separate books of accounts for the Partnership which shall show a true and accurate record of all costs and expenses incurred, all changes made, all credits made and received, and all income derived in connection with the conduct of the Partnership and the operation of its business in accordance with generally accepted accounting principles consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement. The Partnership shall use the cash method of accounting in preparation of its annual reports and for tax purposes and shall keep its books and records accordingly. Any Partner or his, her or its designated representative shall have the right, at any reasonable time, to have access to and inspect and copy the contents of such books or records.

8.2  Reports.

     (a) In general. The General Partner shall be responsible for the preparation of financial reports of the Partnership and the coordination of financial matters of the Partnership with the Partnership's accountants.

     (b) Annual Reports. Within ninety (90) days after the end of each Fiscal Year and at such times as distributions are made to the Partners and Interest Holders pursuant to Section 13.2 hereof following the occurrence of a Liquidating Event, the General Partner shall cause to be prepared and each Partner and Interest Holder to be furnished with financial statements including the following:

          (i) A copy of the balance sheet of the Partnership as of the last day of such Fiscal Year;

          (ii) A statement of income or loss for the Partnership for such Fiscal Year;

          (iii) A statement of the Partners' and Interest Holders' Capital Accounts and changes therein for such Fiscal Year; and

          (iv) A statement of Partnership cash flow for such Fiscal
     Year.

     (c) Quarterly Reports. Within forty-five (45) days after the close of each fiscal quarter, the General Partner shall cause to be prepared and each Partner furnished with each of the following:

          (i) A copy of the balance sheet of the Partnership as of the last day of such fiscal quarter;

          (ii) Statements of income and loss and cash flow for such fiscal quarter; and

          (iii) Written certification by the General Partner that such statements have been prepared in accordance with this Agreement.

8.3 Tax Information. Necessary tax information shall be delivered to each Partner and Interest Holder within 90 days after the end of each Fiscal Year of the Partnership.


                            SECTION 9.
                       AMENDMENTS; MEETINGS


9.1  Amendments.

     (a) Amendments to this Agreement may be proposed by any General Partner or by Limited Partners holding ten percent (10%) or more of the Units. Following such proposal, the General Partner shall submit to the Limited Partners a verbatim statement of any proposed amendment, providing that counsel for the Partnership shall have approved of the same in writing as to form, and the General Partner shall include in any such submission a recommendation as to the proposed amendment. The General Partner shall seek the written vote of the Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of the General Partner and a majority of the Limited Partners; provided, however, that no amendment or other change to Section 13.1(c) hereof shall be adopted and effective unless it receives the affirmative vote of all of the Partners.

     (b) Notwithstanding Sections 6.3 and 9.1(a) hereof, this Agreement shall not be amended without the consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner's Interest in the Partnership into a General Partner's interest, (ii) modify the limited liability of a Limited Partner, or (iii) alter the interest of a Partner in Profits, Losses, other items, or any Partnership distributions.

9.2  Meetings of the Partners.

     (a) Meetings of the Partners may be called by any General Partner and shall be called upon the written request of Limited Partners holding ten percent (10%) or more of the Interests. The call shall state the nature of the business to be transacted. Partners may vote in person or by proxy at such meeting. Except as otherwise expressly provided in this Agreement, the vote of a majority of the Limited Partners shall control with respect to any action or consent to be taken or given by the Limited Partners.

     (b) For the purpose of determining the Partners entitled to consent or vote on, or to vote at, any meeting of the Partners or any adjournment thereof, or otherwise than at a meeting of the Partners, the General Partner or Limited Partners requesting such meeting, vote or consent may fix, in advance, a date as the record date for any such determination. Such date shall not be more than thirty (30) days or less than ten (10) Business Days before any such meeting, or before any such consent or vote is required.

     (c) Each Limited Partner may authorize any Person or Persons to act for him, her or it by proxy on all matters in which a Limited Partner is entitled to participate, including voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his, her or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Partner executing it.

     (d) Each meeting of the Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate.


                           SECTION 10.
                      TRANSFERS OF INTERESTS


10.1 Restrictions on Transfers. Except as otherwise permitted by this Agreement, no Partner shall Transfer his, her or its Units or other Interest in the Partnership that is solely attributable to the status of Partner, and no Interest Holder shall Transfer all or any portion of his, her or its Interests. In the event that any Interest Holder pledges or otherwise encumbers any of its Interests as security for the payment of a Debt, any such pledge or hypothecation shall be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all the terms and conditions of this Section 10.

10.2 Permitted Transfers. Subject to the conditions and restrictions set forth in Sections 10.3 and 10.5 hereof, an Interest Holder may at any time Transfer all or any portion of his, her or its Interests (as measured in Points) to any transferee (any such Transfer being referred to in this Agreement as a "Permitted
Transfer").

10.3 Conditions to Permitted Transfers. A Transfer shall not be treated as a Permitted Transfer under Section 10.2 hereof unless and until the following conditions are satisfied:

     (a) Except in the case of a Transfer of Interests at death or involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Partnership such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Partnership to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Section 10. In the case of a Transfer of Interests at death or involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Partnership of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Partnership. In all cases, the Partnership shall be reimbursed by the transferor, the transferee or both for all costs and expenses that it reasonably incurs in connection with such Transfer.

     (b) Except in the case of a Transfer at death or involuntarily by operation of law, the transferor shall furnish to the Partnership an opinion of counsel, which counsel and opinion shall be satisfactory to the Partnership, that the Transfer will not cause the Partnership to terminate for federal income tax purposes and that such Transfer will not cause the application of the rules of Code S. 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Partnership, Partnership Property, or the General Partner and Interest Holders.

     (c) The transferor and transferee shall furnish the Partnership with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interests transferred, and any other information reasonably necessary to permit the Partnership to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Partnership shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Interests until it has received such information.

     (d) Except in the case of a Transfer of Interests at death or involuntarily by operation of law, either (a) such Interests shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (b) the transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Partnership, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

     (e) Except in the case of a Transfer of Interests at death or involuntarily by operation of law, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the other Partners, to the effect that such Transfer will not cause the Partnership to be deemed to be an "investment company" under the Investment Company Act of 1940.

10.4 Prohibited Transfers. Any purported Transfer of Interests that is not a Permitted Transfer shall be null and void and of no force or effect whatsoever; provided that, if the Partnership is required to recognize a Transfer that is not a Permitted Transfer (or if the Partnership, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the Interest Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the Transferred Interests, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Partnership) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Interests may have to the Partnership. In the case of a Transfer or attempted Transfer of Interests that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Partnership and the other Partners from all cost, liability, and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

10.5 Rights of Unadmitted Assignees. A Person who acquires one or more Interests but who is not admitted as a substituted Limited Partner pursuant to Section 10.6 hereof shall be entitled only to allocations and distributions with respect to such Interests in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Partnership, shall not be entitled to inspect the books or records of the Partnership, and shall not have any of the rights of a General Partner or a Limited Partner under the Act or this Agreement.

10.6 Admission of Interest Holders as Partners. Subject to the other provisions of this Section 10, a transferee of Interests may be admitted to the Partnership as a substituted Limited Partner only upon satisfaction of the conditions set forth below in this
Section 10.6:

     (a) The General Partner consents to such admission, which consent may be given or withheld in the sole and absolute discretion of the General Partner;

     (b) A majority of the Limited Partners consent to such admission, which consent may be given or withheld in the sole and absolute discretion of the Limited Partners;

     (c) The Interests with respect to which the transferee is being admitted were acquired by means of a Permitted Transfer;

     (d) The transferee becomes a party to this Agreement as a Limited Partner and executes such documents and instruments as the General Partner may reasonably request (including without limitation, amendments to the Certificate) as may be necessary or appropriate to confirm such transferee as a Limited Partner in the Partnership and such transferee's agreement to be bound by the terms and conditions hereof;

     (e) The transferee pays or reimburses the Partnership for all reasonable legal, filing, and publication costs that the Partnership incurs in connection with the admission of the transferee as a Limited Partner with respect to the Transferred
Interests;

     (f) The transferee provides the Partnership with evidence satisfactory to counsel for the Partnership that such transferee has made each of the representations and undertaken each of the warranties applicable to it described in Section 7 hereof; and

     (g) If the transferee is not an individual of legal majority, the transferee provides the Partnership with evidence satisfactory to counsel for the Partnership of the authority of the transferee to become a Partner and to be bound by the terms and conditions of this Agreement.

10.7 Covenants; Legend.

     (a) Each Interest Holder hereby represents, covenants, and agrees with the Partnership for the benefit of the Partnership and all Interest Holders, that (i) he, she or it is not currently making a market in Interests and will not in the future make a market in Interests, (ii) he, she or it will not Transfer his, her or its Interests on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code S. 7704(b) (and any regulations, proposed regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of partnership interests and which are commonly referred to as "matching services" as being a secondary market or substantial equivalent thereof, he, she or it will not Transfer any Interest through a matching service that is not approved in advance by the Partnership. Each Interest Holder further agrees that he, she or it will not Transfer any Interest to any Person unless such Person agrees to be bound by this Section 10.7(a) and to Transfer such Interests only to Persons who agree to be similarly bound. The Partnership shall, from time to time and at the request of an Interest Holder, consider whether to approve a matching service and shall notify all Interest Holders of any matching service that is so approved.

     (b) Each Interest Holder hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the Certificate, or any other document or instrument evidencing ownership of Interests:

          "The Partnership Interests represented by this document have not been registered under any securities laws and the transferability of such Interests is restricted. Such Interests may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee thereof be recognized as having acquired any such Interests by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such Interests shall then be in effect and such transfer has been qualified under all applicable state securities laws, or (2) the availability of an exemption from such registration and qualification shall be established to the satisfaction of counsel to the Partnership.

          "The Interests represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in the Agreement of Limited Partnership and agreed to by each Limited Partner. Said restriction provides, among other things, that no vendee, transferee, assignee, or endorsee of an Interest Holder shall have the right to become a substituted Limited Partner without the consent of all of the General Partners and of a majority of the Limited Partners, which consent may be given or withheld in the sole and absolute discretion of the General Partner and of each Limited Partner."

10.8 Distributions and Allocations in Respect to Transferred Interests. If any Partnership Interest is sold, assigned, or Transferred during any Fiscal Year in compliance with the provisions of this Section 10, Profits, Losses, each item thereof, and all other items attributable to the Transferred Interests for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Interests during such Fiscal Year in accordance with Code S. 706(d), using any conventions permitted by law or selected by the General Partner. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Partnership shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Partnership is given notice of a Transfer at least ten (10)
Business Days prior to the Transfer the Partnership shall recognize such Transfer as the date of such Transfer, and provided further that, if the Partnership does not receive a notice stating the date such Interest was Transferred and such other information as the General Partner may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Partnership, was the owner of the Interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Partnership nor any General Partner shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.8, whether or not any General Partner or the Partnership has knowledge of any Transfer of ownership of any Interest.


                           SECTION 11.
                         GENERAL PARTNERS


11.1 Additional General Partners.  Except as provided in this
Section 11 and Section 13.1 hereof, no Person shall be admitted to the Partnership as a General Partner without the unanimous consent of the Partners.

11.2 Covenant to Carry Out Duties of General Partner. Each General Partner hereby covenants and agrees to continue to carry out the duties of a General Partner hereunder until the Partnership is dissolved and liquidated pursuant to Section 13 hereof.

11.3 Permitted Transfers.

     (a) A General Partner may Transfer all or any portion of his, her or its interest in the Partnership as a General Partner (1) at any time to any other General Partner, (2) for a General Partner who is an individual, at death to his or her estate, heirs, or legatees by will or intestacy, (3) at any time to any Person who is such General Partner's Wholly Owned Affiliate on both the day such General Partner becomes a General Partner and the day of such Transfer, (4) at any time involuntarily by operation of law, or (5) to any Person who is approved by all of the other General Partners and a majority of the Limited Partners; provided that no such Transfer shall be permitted unless and until (a) all of the conditions set forth in Section 10.2 hereof are satisfied as if the Partnership interest being Transferred was an Interest, and (b) the transferor and transferee provide the Partnership with an opinion of counsel, which opinion and counsel shall be acceptable to the other General Partners, to the effect that such Transfer will not cause the Partnership to become taxable as a corporation for federal income tax purposes.

     (b) A transferee of an interest in the Partnership from a General Partner hereunder shall be admitted as a General Partner with respect to such interest if, but only if, (1) at the time of such Transfer, such transferee is otherwise a General Partner, (2) the transferee is a Wholly Owned Affiliate of the transferring General Partner and all of the other General Partners consent to such admission, or (3) the admission of such transferee as a General Partner is approved by all of the other General Partners and a majority of the Limited Partners.

     (c) A transferee who acquires a Partnership interest from a General Partner hereunder by means of a Transfer that is permitted under this Section 11.3, but who is not admitted as a General Partner, shall have no authority to act for or bind the Partnership, to inspect the Partnership's books, or otherwise to be treated as a General Partner, but such transferee shall be treated as an Interest Holder who acquired an Interest in a Permitted Transfer under Section 10 hereof.

11.4 Prohibited Transfers. Any purported Transfer of an interest in the Partnership held by a General Partner that is not permitted by Section 11.3 above shall be null and void and of no force or effect whatsoever; provided that, if the Partnership is required to recognize a Transfer that is not so permitted (or if the Partnership, in its sole discretion, elects to recognize a Transfer that is not so permitted), the interest Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the Transferred interest, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Partnership) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such interest may have to the Partnership.

     In the case of a Transfer or attempted Transfer of a Partnership interest that is not permitted by Section 11.3 above, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Partnership and the other Partners from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

11.5 Termination of Status as General Partner.

     (a) A General Partner shall cease to be a General Partner upon the first to occur of (i) the Bankruptcy of such General Partner, (ii) the Transfer of a portion of such Partner's interest as a General Partner that causes such General Partner to hold less than twenty-five percent (25%) of the interest that such Person initially held as a General Partner, (iii) such General Partner's death, permanent disability, or mental incompetence, (iv) the involuntary Transfer by operation of law of such General Partner's interest in the Partnership, (v) the vote of a majority of the Limited Partners to approve a request by such General Partner to retire, or (vi) the vote of a majority of the Limited Partners to remove such General Partner after such General Partner has attempted to make a Transfer of his, her or its Partnership interest that is not permitted by Section 11.3 hereof, committed a material breach of this Agreement or his, her or its representations and warranties hereunder, or committed any other act or suffered any other conditions that would justify a decree of dissolution of the Partnership under the laws of the State of Delaware. In the event a Person ceases to be a General Partner without having Transferred his, her or its entire interest as a General Partner, such Person shall be treated as an unadmitted transferee of a Partnership interest as a result of an unpermitted Transfer of an interest pursuant to Section 11.4 hereof.

     If a General Partner ceases to be a General Partner for any reason hereunder, such Person shall continue to be liable as a General Partner for all debts and obligations of the Partnership existing at the time such Person ceases to be a General Partner, regardless of whether, at such time, such debts or liabilities were known or unknown, actual or contingent. A Person shall not be liable as a General Partner for Partnership debts and obligations arising after such Person ceases to be a General Partner. Any debts, obligations, or liabilities in damages to the Partnership of any Person who ceases to be a General Partner shall be collectible by any legal means and the Partnership is authorized, in addition to any other remedies at law or in equity, to apply any amounts otherwise distributable or payable by the Partnership to such Person to satisfy such debts, obligations, or liabilities.

     (b) If at the time a Person ceases to be a General Partner such Person is also a Limited Partner or an Interest Holder with respect to Interests other than his, her or its interest as a General Partner, such cessation shall not affect such Person's rights and obligations with respect to such Interests.

11.6 Election of New General Partners. Provided the Partnership has one or more General Partners, any Partner may nominate one or more Persons for election as additional General Partners. The election of an additional General Partner shall require an affirmative vote of all General Partners and a majority of the Limited Partners.


                           SECTION 12.
                        POWER OF ATTORNEY


12.1 General Partner as Attorney-In-Fact. Each Limited Partner hereby makes, constitutes, and appoints each General Partner and each successor General Partner, with full power of substitution and resubstitution, his, her or its true and lawful attorney-in-fact for him, her or it and in his, her or its name, place, and stead and for his, her or its use and benefit, to sign, execute, certify, acknowledge, swear to, file, and record (a) all certificates of limited partnership, amended name or similar certificates, and other certificates and instruments (including counterparts of this Agreement) which the General Partner may deem necessary or appropriate to be filed by the Partnership under the laws of the State of Delaware or any other state or jurisdiction in which the Partnership is doing or intends to do business; (b) any and all amendments or changes to this Agreement and the instruments described in (a), as now or hereafter amended, which the General Partner may deem necessary or appropriate to effect a change or modification of the Partnership in accordance with the terms of this Agreement, including, without limitation, amendments or changes to reflect (i) the exercise by any General Partner of any power granted to it under this Agreement; (ii) any amendments adopted by the Partners in accordance with the terms of this Agreement; (iii) the admission of any substituted Partner; and (iv) the disposition by any Partner of its Interest; (c) all certificates of cancellation and other instruments which the General Partner may deem necessary or appropriate to effect the dissolution and termination of the Partnership pursuant to the terms of this Agreement; and (d) any other instrument which is now or may hereafter be required by law to be filed on behalf of the Partnership or is deemed necessary or appropriate by the General Partner to carry out fully the provisions of this Agreement in accordance with its terms. Each Limited Partner authorizes each such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to, be done in connection with the foregoing as fully as such Limited Partner might or could do personally, and hereby ratifying and confirming all that any such attorney-in-fact shall lawfully do or cause to be done by virtue thereof or hereof.

12.2 Nature as Special Power. The power of attorney granted pursuant to this Section 12:

     (a) Is a special power of attorney coupled with an interest and is irrevocable;

     (b) May be exercised by any such attorney-in-fact by listing the Limited Partners executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Limited
Partners; and

     (c) Shall survive the death, disability, legal incapacity, bankruptcy, insolvency, dissolution, or cessation of existence of a Limited Partner and shall survive the delivery of an assignment by a Limited Partner of the whole or a portion of his, her or its Interests, except that where the assignment is of such Limited Partner's entire Interests and the assignee, with the consent of the General Partner, is admitted as a substituted Limited Partner, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution.


                           SECTION 13.
                    DISSOLUTION AND WINDING UP


13.1 Liquidating Events. The Partnership shall dissolve and commence winding up and liquidating upon the first to occur of any of the following ("Liquidating Events"):

     (a)  The sale of all or substantially all of the Property;

     (b) The unanimous vote by all of the Partners to dissolve, wind up, and liquidate the Partnership;

     (c) The date on which a Change of Control occurs with respect to BHP, Inc., the initial General Partner.

     (d) The happening of any other event that makes it unlawful or impossible to carry on the business of the Partnership; or

     (e) The withdrawal or removal of a General Partner, the assignment by a General Partner of its entire interest in the Partnership, or any other event that causes a General Partner to cease to be a general partner under the Act, provided that any such event shall not constitute a Liquidating Event if the Partnership is continued pursuant to this Section 13.1.

     The Partners hereby agree that, notwithstanding any provision of the Act, the Partnership shall not dissolve prior to the occurrence of a Liquidating Event. Upon the occurrence of any event set forth in Section 13.1(e) hereof, the Partnership shall not be dissolved or required to be wound up if (x) at the time of such event there is at least one remaining General Partner and that General Partner carries on the business of the Partnership (any such remaining General Partner being hereby authorized to carry on the business of the Partnership), or (y) within ninety (90) days after such event all remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of such event, of one or more additional General Partners.

13.2 Winding Up. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners and no Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Partnership's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the Partnership Property has been distributed pursuant to this Section 13.2 and the Certificate has been canceled in accordance with the Act. If at the time of the occurrence of a Liquidating Event described in Section 13.1(c) above, the Partnership holds shares of Publicly-Traded Stock which carry voting rights with respect to the issuing corporation which are disproportionately higher than the voting rights of the shares of any other class of stock of such corporation which are then issued and outstanding, and which are at that time convertible into shares of a different class of stock of such issuing corporation, the General Partner (or any Person acting in the role of General Partner under the terms of this Agreement) shall be required to exercise such conversion rights with respect to such shares of Publicly-Traded Stock to the maximum extent possible in connection with the winding up of the Partnership's affairs pursuant to this
Section 13.2. The General Partner (or, in the event there is no remaining General Partner, any Person elected by a majority of the Limited Partners) shall be responsible for overseeing the winding up and dissolution of the Partnership, shall take full account of the Partnership's liabilities and Property, shall cause the Partnership Property to be liquidated as promptly as is consistent with obtaining the fair market value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

     (a) First, to the payment and discharge of all of the Partnership's debts and liabilities to creditors other than Partners;

     (b) Second, to the payment and discharge of all of the Partnership's debts and liabilities to Partners;

     (c) The balance, if any, to the General Partner and Interest Holders in accordance with the positive balances of their respective Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods. In the event that a Liquidating Event occurs prior to the date on which the capital stock of Blount International, Inc. contributed to the Partnership pursuant to Section 2 hereof (including any shares of capital stock into which or for which such Blount
International, Inc. capital stock contributed to the Partnership may thereafter be converted or exchanged) first becomes Publicly-Traded, the General Partner shall, to the maximum possible extent, make distributions under this Section 13.2(c) in the form of Partnership Property (i.e., in-kind) in the following order and priority:

          (i) The General Partner shall distribute and return to the Class B Interest Holders the Property contributed by the Class B Limited Partner; and next

          (ii) The General Partner shall distribute and return to the Class A Interest Holders the Property contributed to the Partnership by the Class A Limited Partners.

     No General Partner shall receive any additional compensation for any services performed pursuant to this Section 13. Each General Partner understands and agrees that by accepting the provisions of this Section 13.2 setting forth the priority of the distribution of the assets of the Partnership to be made upon its liquidation, such General Partner expressly waives any right which it, as a creditor of the Partnership, might otherwise have under the Act to receive distributions of assets pari passu with the other creditors of the Partnership in connection with a distribution of assets of the Partnership in satisfaction of any liability of the Partnership, and hereby subordinates to said creditors any such right.

13.3 Compliance With Certain Requirements of Regulations; Deficit Capital Accounts. In the event the Partnership is "liquidated" within the meaning of Regulations S. 1.704-1(b)(2)(ii)(g): (a) distributions shall be made pursuant to this Section 13 to the General Partner and Interest Holders who have positive Capital Accounts in compliance with Regulations S. 1.704-1(b)(2)(ii)(b)(2); and (b) if any General Partner's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Regulations S. 1.704-1(b)(2)(ii)(b)(3). If any Interest Holder has a deficit balance in his, her or its Capital Account (after giving effect to all contributions, distributions, and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Interest Holder shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. In the discretion of the General Partner, a pro rata portion of the distributions that would otherwise be made to the General Partner and Interest Holders pursuant to this
Section 13.2 may be:

     (a) distributed to a trust established for the benefit of the General Partner and Interest Holders for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner and Interest Holders from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Interest Holders pursuant to
Section 13.2 hereof; or

     (b) withheld to provide a reasonable reserve of Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld amounts shall be distributed to the General Partner and Interest Holders as soon as practicable.

13.4 Deemed Distribution and Recontribution. Notwithstanding any other provisions of this Section 13, in the event the Partnership is liquidated within the meaning of Regulations S. 1.704-1(b)(2)(ii)(g) but no Liquidating Event has occurred, the Property shall not be liquidated, the Partnership's liabilities shall not be paid or discharged, and the Partnership's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Partnership shall be deemed to have distributed the Property in kind to the General Partner and Interest Holders, who shall be deemed to have assumed and taken subject to all Partnership liabilities, all in accordance with their respective Capital
Accounts and if any General Partner's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Regulations S. 1.704-1(b)(2)(ii)(b)(3). Immediately thereafter, the General Partner and Interest Holders shall be deemed to have recontributed the Property in kind to the Partnership, which shall be deemed to have assumed and taken subject to all such liabilities.

13.5 Rights of General Partner and Interest Holders. Except as otherwise provided in this Agreement, (a) each General Partner and Interest Holder shall look solely to the assets of the Partnership for the return of his, her or its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership and (b) no Interest Holder shall have priority over any other Interest Holder as to the return of his, her or its Capital Contributions, distributions, or allocations.

13.6 Notice of Dissolution. In the event a Liquidating Event occurs or an event occurs that would, but for provisions of Section 13.1, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, (a) provide written notice thereof to each of the Partners and to all other parties with whom the Partnership regularly conducts business (as determined in the discretion of the General Partner) and (b) publish notice thereof in a newspaper of general circulation in each place in which the Partnership regularly conducts business (as determined in the discretion of the General Partner).


                           SECTION 14.
                          MISCELLANEOUS


14.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and sent by overnight courier, by facsimile or by telephone, if such telephone conversation is followed by a hard copy of the telephone conversation sent by regular mail, postage and charges prepaid, and addressed as follows, or to such other address as such Person may from time to time specify by notice to the Partners:

     (a) If to the Partnership, to the Partnership at the address set forth in Section 1.4 hereof;

     (b)  If to the General Partner, to the address set forth in
Section 2.1 hereof; and

     (c) If to the Class B Limited Partner, to the address set forth in Section 2.3 hereof; and

     (d) If to a Class A Limited Partner, to the address set forth opposite his, her or its name in Section 2.2 hereof.

Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date so delivered.

14.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Partners and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

14.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Partner. The terms of this Agreement are intended to embody the economic relationship among the Partners and shall not be subject to modification by, or be conformed with, any actions by the Internal Revenue Service except as this Agreement may be explicitly so amended and except as may relate specifically to the filing of tax returns.

14.4 Time.  Time is of the essence with respect to this Agreement.

14.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Throughout this Agreement the symbol "S." is used to designate sections of the Code and of the Act, and the capitalized word "Section" is used to designate Sections of this Agreement.

14.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

14.7 Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

14.8 Further Action. Each Partner, upon the request of any General Partner, agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

14.9 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the person or persons may require.

14.10 Governing Law. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Partners.

14.11 Waiver of Action for Partition; No Bill for Partnership Accounting. Each of the Partners irrevocably waives any right that he, she or it may have to maintain any action for partition with respect to any of the Property. To the fullest extent permitted by law, each Partner covenants that he, she or it will not (except with the consent of the General Partner) file a bill for Partnership accounting.

14.12 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Partners had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

14.13 Sole and Absolute Discretion. Except as otherwise provided in this Agreement, all action which any General Partner may take and all determinations which any General Partner may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of such General Partner.

14.14 Specific Performance. Each Partner agrees with the other Partners that the other Partners would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Partners may be entitled, at law or in equity, the nonbreaching Partners shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

     IN WITNESS WHEREOF, the parties have entered into this Agreement of Limited Partnership as of the day first above written.


                                             GENERAL PARTNER

                                               BHP, INC.



                             By:          /s/ Winton M. Blount
                                             Winton M. Blount
                                             Its:  President


                                         CLASS A LIMITED PARTNERS




                                         /s/ Winton M. Blount III
                                           Winton M. Blount III




                                           /s/ Samuel R. Blount
                                             Samuel R. Blount




                                           /s/ Thomas A. Blount
                                             Thomas A. Blount




                                        /s/ Katherine Blount Miles
                                          Katherine Blount Miles




                                        /s/ Mary Katherine Blount
                                   Mary Katherine Blount as Trustee of
                                     the Katherine Blount Miles Trust


                                     First Alabama Bank as Trustee of
                                     the Katherine Blount Miles Trust



                             By:             /s/ Mark C. Keith
                                              Mark C. Keith
                                            Its: Trust Officer




                                           /s/ Joseph W. Blount
                                             Joseph W. Blount



                                         CLASS B LIMITED PARTNER




                                           /s/ Winton M. Blount
                                             Winton M. Blount

                 INDEX OF IMPORTANT DEFINED TERMS
         Showing the page numbers upon which they appear


Adjusted Capital Account Deficit  3, 17, 18, 20
Adjusted Capital Contribution  4, 11, 21
Capital Account  5, 15, 18, 19, 22, 32, 42-44
Capital Contribution  6, 13-16, 22, 28, 44
Change of Control  6, 41
Excess Shares  7, 21, 22
Gross Asset Value  4-6, 8, 11, 20
High Vote Stock  9, 21
Issuance Items  9, 19
Liquidating Event  1, 9, 32, 41, 42, 44
Net Cash From Operations  9, 20
Net Cash From Sales or Refinancings  9, 20
Nonrecourse Deductions  10, 18
Nonrecourse Liability  10, 20
Partner Nonrecourse Debt  10, 17, 18, 20
Partner Nonrecourse Debt Minimum Gain  10, 17
Partner Nonrecourse Deductions  10, 18
Partnership Minimum Gain  10, 17
Permitted Transfer  10, 34-36, 38, 39
Precontribution Gain  10, 21, 22
Priority Return  11, 16, 20, 21, 23
Profits  11, 12, 16, 19, 22, 28, 33, 37
Publicly-Traded Stock  12, 21, 22, 42
Regulatory Allocations  12, 19
Special Distributions  12, 21, 22
Substitute General Partner  12, 15
Substitute Limited Partner  12, 15, 26
Tax Matters Partner  12, 24
Unit  13-15, 34
Wholly Owned Affiliate  13, 30, 31, 38

                             EXHIBIT 3
                          TO SCHEDULE 13D

                       STOCK OPTION AGREEMENT


     THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the 31st day of October, 1995, by and among Winton M. Blount, an individual residing in Montgomery, Alabama (the "Stockholder"), and Winton M. Blount III, an individual residing in Montgomery, Alabama, Thomas A. Blount, an individual residing in Atlanta, Georgia, Samuel R. Blount, an individual residing in Birmingham, Alabama, Katherine Blount Miles, an individual residing in Birmingham, Alabama, the Katherine Blount Miles Trust, and Joseph W. Blount, an individual residing in Atlanta, Georgia (each of the foregoing Persons is hereinafter referred to as an "Optionee" and collectively as the "Optionees").


                       W I T N E S S E T H :


     WHEREAS, Stockholder is the sole stockholder of BHP, Inc., a Delaware corporation ("BHP");

     WHEREAS, BHP is the sole general partner of The Blount Holding Company, L.P., a Delaware limited partnership (the "Partnership");

     WHEREAS, Stockholder and the Optionees are presently all of the limited partners of the Partnership;

     WHEREAS, Stockholder through his ownership of the capital stock of BHP controls the Partnership; and

     WHEREAS, the parties hereto desire to provide for an orderly transition of control over the Partnership after the death of the Stockholder, and in order to do so, wish to provide for the purchase by the Optionees of the decedent Stockholder's interest in BHP.

     NOW, THEREFORE, in consideration of the mutual agreements herein contained and for $10.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder and the Optionees, on the basis of, and in reliance upon, the representations, warranties, covenants, obligations and agreements set forth in this Agreement, and upon the terms and subject to the conditions contained herein, hereby agree as follows:

     Section 1.     Definitions.

          1.1  Defined Terms.   As used in this Agreement:

               "Agreement" shall mean this Agreement, as the same may be modified or amended from time to time.

               "Assignee" shall mean any person who obtains an interest in the Partnership from an Optionee and who becomes a party to this Agreement pursuant to Section 13 hereof.

               "BHP" shall mean BHP, Inc., a Delaware corporation, any successor corporation or entity arising from any merger, consolidation, reorganization or other change in corporate name or form.

               "Blount International" shall mean Blount International, Inc., a Delaware corporation formerly named HBC, Incorporated, and any successor corporation or other entity arising from any merger, consolidation, reorganization or other change in corporate name or form.

               "Closing" shall have the meaning given to such term in Section
2.6 of this Agreement.

               "Closing Date" shall have the meaning given to such term in
Section 2.6 of this Agreement.

               "Defaulting Optionee" shall have the meaning given to such term in Section 2.5 of this Agreement.

               "Exercise Period" shall have the meaning given to such term in
Section 2.2 of this Agreement.

               "Exercise Price" shall have the meaning given to such term in
Section 2.1 of this Agreement.

               "Katherine Blount Miles Trust" shall mean Mary Katherine Blount and First Alabama Bank as Trustees, and any successor trustees, under that certain trust agreement dated November 22, 1971 between and among Winton M. Blount, Grantor, and the First National Bank of Montgomery, Montgomery, Alabama, as corporate trustee, primarily for the benefit of Katherine Blount, now Katherine Blount Miles.

               "Majority in Interest" shall have the meaning given to such term in Section 2.1(b)(iii) of this Agreement.

               "Notes" shall have the meaning given to such term in Section 2.4 of this Agreement.

               "Option" shall mean the right and option of the Optionees to purchase the shares of Stock pursuant to the terms of this Agreement.

               "Optionee" and "Optionees" shall have the meanings given to such terms in the preamble to this Agreement and shall include any Assignee and any transferee of each such Person's interests in the Partnership by reasons of death or operation of law (including beneficiaries or heirs by will or intestacy).

               "Partnership" shall mean The Blount Holding Company, L.P., a Delaware limited partnership, and any successor entity arising from any merger, consolidation, reorganization or other change in partnership name or form.

               "Partnership Agreement" shall mean the written partnership agreement of the Partnership, dated October 31, 1995, among the parties hereto and BHP as general partner.

               "Partnership Interest" shall mean any interest in the Partnership as a Class A Interest Holder as provided in the Partnership Agreement.

               "Person" shall mean an individual, a corporation, a partnership, a limited liability company, a joint stock association, a trust (including a business trust), and shall include the singular and the plural.

               "Pro Rata Share" shall mean, with respect to an Optionee's right to purchase Stock pursuant to Section 2.1(a) of this Agreement, a fraction the numerator of which is such Optionee's Class A Interests in the Partnership (measured in Points, as defined in the Partnership Agreement) and the denominator of which is the sum of all Optionees' Class A Interests in the Partnership (also measured in Points). For all purposes under this Agreement, an Optionee's Pro Rata Share shall be determined as of the date on which notice of intent to exercise the Option is given pursuant to Section 2.5 hereof.

               "Stock" shall mean all of the issued and outstanding shares of the common stock of BHP.

               "Stockholder" shall have the meaning given to such term in the preamble to this Agreement.

               "Transferee" and "Stockholder's Transferee" shall mean all persons other than the Stockholder who shall obtain a beneficial ownership interest in any of the Stock from the Stockholder after the date first above written, whether by sale, exchange, assignment, pledge, hypothecation, encumbrance, foreclosure, gift, bequest, devise, passage by intestacy, or otherwise by operation of law. The term "Transferee" specifically shall include, without limitation, the personal representative of the Stockholder in the event that Stock is included in the Stockholder's estate under the provisions of the Stockholder's will, or by the applicable laws of descent and distribution.

          1.2  Accounting Terms and Calculations.   Accounting terms used and
not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided herein shall be computed in accordance with, generally accepted accounting principles in effect from time to time in the United States, consistently applied.

          1.3  Construction of Terms.   Whenever used in this Agreement, the
pronouns of one gender shall include all genders. References herein to articles, sections, paragraphs or subsections or the like shall refer to the corresponding articles, sections, paragraphs or subsections or the like of this Agreement. The words "hereof," "herein," and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the words "including," "such as," or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

     Section 2.     Option to Purchase Stock.

          2.1  Grant of Option.

               (a) Subject to the terms and conditions of this Agreement, Stockholder hereby grants to each Optionee, severally, the right and Option to purchase during an Exercise Period (as hereafter defined) from the Stockholder's Transferee a Pro Rata Share of the Stock, at and for a total purchase price (the "Exercise Price") determined in accordance with Section 2.3 below, payable at the time of the exercise of such Option in accordance with Section 2.4 below.

               (b) The Option herein granted may be exercised and the Stock may be purchased by the Optionees as the result of such exercise, only within the periods and to the extent hereinafter set forth, namely:

                    (i) No part of the Option may be exercised and none of the Stock may be purchased until the date which is three (3) years after the death of the Stockholder, and then only during one of the Exercise Periods.

                    (ii) The Option shall only be exercisable with respect to all, and no less than all, of the Stock.

                    (iii) The Option shall only be exercisable if at least a Majority in Interest of the Optionees who are Class A Interest Holders in the Partnership agrees to exercise the Option, and in such event, all of the Optionees shall be required to purchase their Pro Rata Shares of the Stock; for this purpose a "Majority in Interest" of Optionees shall be those Optionees who are Class A Interest Holders in the Partnership and who hold rights to purchase more than fifty percent (50%) of the Stock as of the time of such determination.

          2.2  Exercise Dates.   The Optionees shall be entitled to exercise the
option herein granted only during the following periods (each, an "Exercise Period") to the extent hereinafter provided:

               (a) The Option will first be exercisable during the ninety (90) day period which begins on the date which is three (3) years after the death of the Stockholder (the "First Exercise Period");

               (b) If the Option is not exercised during the First Exercise Period, it will next become exercisable during the ninety (90) day period which begins on the date which is two (2) years after the date on which the First Exercise Period began (the "Second Exercise Period");

               (c) If the Option is not exercised during the First Exercise Period or the Second Exercise Period, it will next become exercisable during the ninety (90) day period which begins on the date which is two
(2) years after the date on which the Second Exercise Period began (the "Third Exercise Period");

               (d) If the Option is not exercised during the First Exercise Period, the Second Exercise Period or the Third Exercise Period, it will last become exercisable during the ninety (90) day period which begins on the date which is two (2) years after the date on which the Third Excercise Period began (the "Final Exercise Period"); and

               (e) If the Option is not exercised during the First Exercise Period, the Second Exercise Period, the Third Exercise Period or the Final Exercise Period, it shall lapse and cease to be exercisable and all shares of Stock covered thereby shall be considered released from the provisions of this Agreement.

               (f) For purposes of the preceding subparagraphs 2.2(a) through 2.2(e), an Exercise Period shall be measured commencing on the date after the death of the Stockholder.

          2.3  Exercise Price.   The Exercise Price for the Stock due upon the
exercise of the Option shall be determined by the accounting firm regularly employed by the Partnership to prepare the Partnership's federal income tax return in accordance with the following formula:

               Exercise Price = [($2,800,000 / R) - $26,504,194.75] / (1 - T)

          where,

               R  = the annual rate of interest payable on ten-year U.S.
                    Treasury bonds as of the date notice is given by the Optionees of their intent to exercise the Option; and

               T  = the effective combined federal and Alabama income tax rate
                    (taking into account the extent to which each such tax is deductible for purposes of determining the other) which is, or will be, applicable to the sale of the Stock; provided that, in no event will T exceed the actual tax rate payable on the sale of the Stock in accordance with applicable state and federal tax laws.

          2.4  Payment of the Exercise Price.

               (a) The Exercise Price for the Stock shall be payable in: (i) legal tender of the United States of America, (ii) shares of publicly-traded securities of Blount International valued at the fair market value of such shares on the date of exercise, (iii) a promissory note or notes of the exercising Optionees (the "Notes"), or (iv) in any combination of such legal tender, shares of stock and Notes having an aggregate value equal to the Exercise Price. The term "fair market value" shall be the mean between the high and low price of such stock on the New York Stock Exchange on the date that the Option is exercised, for purposes of establishing the value of shares of such stock tendered in payment of the Exercise Price, or if said exercise date is not a trading day on such exchange, on the trading day next preceding said exercise date. Any Notes shall be in form satisfactory to the Transferee, shall be secured by such collateral as shall be acceptable to the Transferee, and bear interest (payable monthly) at the per annum rate equal to the annual rate of interest payable on ten-year U.S. Treasury bonds on the date of exercise plus one percent (1%) and the principal amount of the Notes shall be payable in full no later than one year after the date on which the Option is exercised.

               (b) If any Optionee shall fail to pay his, her or its share of the Exercise Price (a "Defaulting Optionee"), the other Optionees (the
     "Non-Defaulting Optionees") shall be required to make up the deficiency in order to effectuate closing the purchase and sale of the Stock in accordance with Section 2.1 hereof, and such deficiency shall be charged against the Defaulting Optionee's share of Partnership assets to be distributed in liquidation of the Partnership. Each Optionee hereby agrees that if he or she shall become a Defaulting Optionee, then, without notice to or from any such party and without any further action of any kind, he or she hereby pledges and grants to the Non-Defaulting Optionees a lien and security interest in such Defaulting Optionee's Partnership Interest, to secure such Defaulting Optionee's obligation to pay his or her Pro Rata Share of the Exercise Price and other obligations under this Agreement. Each Defaulting Optionee hereby further agrees that he or she shall, on demand, execute such UCC-1 financing statements and other instruments and documents which may be necessary or desirable in order for the Non-Defaulting Optionees to perfect their security interests in such Defaulting Optionee's Partnership Interest, and agrees that such Non-Defaulting Optionees shall have in addition to all other rights and remedies afforded to them under this Agreement and under the Partnership Agreement, or otherwise at law or in equity, the rights of a secured party under the Uniform Commercial Code.

          2.5  Notice of Exercise of Option.

               (a) At any time during an Exercise Period, the Optionees may deliver notice to the Stockholder's Transferee stating that at least a Majority in Interest of the Optionees has agreed to exercise the Option and that the Optionees thereby exercise their rights hereunder to purchase all of the Stock. Such notice (i) shall be in writing, signed by Optionees holding at least a Majority in Interest and in substantially the form of Exhibit A attached hereto; (ii) shall be deemed to have been duly given if sent in accordance with Section 11 below, addressed to Stockholder's Transferee at his address described in Section 11 below; and
      (iii) shall be deemed to have been delivered on the date of its mailing or date of delivery if delivered by courier service.

               (b) At any time during the period beginning sixty (60) days before the first (1st) day of any Exercise Period and ending on the eightieth (80th) day of such Exercise Period, any one or more Optionee(s) who individually or together own at least twenty percent (20%) of the Class A Interests (as defined in the Partnership Agreement and measured in Points) may call a meeting of the Optionees for the purpose of taking a vote of the Optionees to determine whether a Majority in Interest of the Optionees desires to exercise the Option during such Exercise Period.
      Such meeting shall be held at such place in the State of Alabama or the State of Georgia, as may be designated by the Optionee(s) calling the meeting and stated in the notice of the meeting. The Optionee(s) calling the meeting shall notify the other Optionees in writing (addressed to the Optionees at their respective addresses described in Section 11 below or as appear on the records of the Partnership) of the date, time, and place of such meeting no fewer than ten (10) nor more than twenty (20) days before the meeting date. The Optionee(s) calling the meeting shall use their, his or her, as the case may be, reasonable efforts to take into consideration the schedules and places of residence of as many other Optionees as reasonably possible in making the determination of the date, time and specific place of the meeting in an effort to choose a date, time and specific place reasonably convenient to a Majority in Interest of the other Optionees. Any or all of the Optionees may participate in the meeting by, or conduct the meeting through the use of, any means of communication by which all participating may simultaneously hear each other during the meeting. An Optionee participating in a meeting by this means is deemed to be present. The notice of the meeting shall include a statement of the purpose or purposes for which the meeting is called. The record date for determining Optionees entitled to notice of and to vote at the meeting shall be the day before the first notice is delivered to the other Optionees. If any such meeting is adjourned to a different date, time or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment. An Optionee may waive any notice required by this section before or after the date and time stated in the notice. Any such waiver shall be in writing, be signed by the Optionee entitled to the notice, and be delivered to the corporate secretary of BHP. An Optionee's attendance at such meeting: (a) waives objection to lack of notice or defective notice of the meeting, unless the Optionee at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and (b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Optionee objects to considering the matter before action is taken on the matter. Each Optionee shall have the number of votes equal to such Optionee's Class A Interest in the Partnership (measured in Points, as defined in the Partnership Agreement). Each Optionee may vote in person or by proxy. An Optionee may appoint a proxy to vote or otherwise act for the Optionee by signing an appointment form, either personally or by the Optionee's attorney-in-fact. The attendance of Optionees who are Class A Interest Holders (as defined in the Partnership Agreement) owning at least a majority of the Class A Interests (as defined in the Partnership Agreement and measured in Points) shall constitute a quorum for purposes of the meeting. Once a Point is represented for any purpose at a meeting, it is, unless it is established to the contrary, presumed present for quorum purposes for the remainder of the meeting. The exercise of the Option shall be considered approved by the Optionees if the votes cast in favor of exercising the Option equal or exceed a Majority in Interest. Notwithstanding the foregoing, the Optionees may elect to exercise the Option without a meeting if the vote is evidenced by one or more written consents describing the action taken, signed by Optionees having at least a Majority in Interest, and delivered to the corporate secretary of BHP. Notwithstanding anything in this subsection (b) or otherwise in this Agreement to the contrary, neither the Stockholder nor the Stockholder's Transferee shall have any duty or responsibility whatsoever to ascertain, nor shall have any right to object as to whether or not the Optionees have complied with the procedures set forth in this subsection (b), and the Stockholder's Transferee shall be entitled to and shall rely conclusively on the notice provided for in subsection (a) above as to whether a Majority in Interest has agreed to exercise the Option.

          2.6  Closing of Purchase and Sale of Stock.

               (a) The closing of the purchase of the Stock (the "Closing") will take place on such date and at such time as the Optionees may specify in their notice of exercise of the Option given pursuant to Section 2.5(a) above, but not later than thirty (30) days after the date of such notice (the "Closing Date").

               (b) The Closing will take place at the offices of Bradley, Arant, Rose & White, 2001 Park Place, Suite 1400, Birmingham, Alabama 35203 (or such other place as agreed upon by the parties in writing), on the Closing Date.

               (c) At the Closing, the Optionees shall make payment to the Transferee of the aggregate Exercise Price for the Stock so purchased, and the Transferee shall deliver to the Optionees certificates representing the number of shares of Stock purchased by each pursuant to the exercise of theOption, which certificates shall be fully endorsed for transfer or accompanied by properly executed stock transfer powers.

      Section 3. Certain Representations, Warranties and Additional Covenants of the Parties.

          3.1  Legend.   Concurrently with the execution of this Agreement,
Stockholder shall cause the following legend to be placed on each certificate representing Stock now owned or hereafter acquired by him:

                    "The shares of stock represented by this
               certificate are subject to the right of certain persons to purchase said shares in accordance with the terms and conditions of that certain Stock Option Agreement dated October 31, 1995, among Winton M. Blount and Winton M. Blount III, Thomas A. Blount, Samuel R. Blount, Katherine Blount Miles, the Katherine Blount Miles Trust and Joseph W. Blount."

          Stockholder or his Transferee shall not remove such legend, nor permit its removal by anyone other than the Optionees, so long as this Agreement shall remain in effect in any respect.

          3.2  Transfers by Stockholder.   Stockholder shall not sell, transfer,
assign, pledge, give or otherwise dispose of any of his ownership interest in BHP at any time during which this Agreement is in effect unless such interest is transferred subject to the rights of the Optionees under this Agreement, and the Stockholder's Transferee becomes a party to this Agreement by executing a copy or counterpart of this Agreement evidencing such Transferee's agreement to become subject to all of the terms and conditions hereof to which the Stockholder is subject. Nothing in this Section 3.2 shall restrict or prohibit the transfer of such ownership interests by operation of law at the death of Stockholder, provided that any such transfer shall be made subject to this provision of this Agreement in favor of the Optionees. The Stockholder shall give written notice to the Optionees of any proposed transfer of a beneficial interest in the Stock at least ten (10) days in advance of such proposed transfer. Such written notice shall include the following information:

               (i)  The name and mailing address of the Transferee;

               (ii) The number of shares of Stock to be transferred;

               (iii) A copy of the copy or counterpart of this Agreement executed by the Transferee in accordance with this Section 3.2.

          3.3  Prohibited Actions.   So long as this Agreement shall remain in
effect, unless the prior written consent of the Optionees is first obtained, Stockholder will not cause or allow BHP to (i) make any change in its authorized capital stock, (ii) issue any stock options, warrants or other rights calling for the issue, sale or delivery of its capital stock or other equity securities,
(iii) pay any stock dividend or make any reclassification in respect of its outstanding shares of capital stock, (iv) issue, sell or deliver any shares of its capital stock (or securities convertible into or exchangeable, with or without additional consideration, for such capital stock), or (v) purchase or otherwise acquire for a consideration any outstanding shares of its capital stock.

          3.4 Change of Control. Each of the Stockholder and the Optionees acknowledges that the exercise of the Option will cause a "Change of Control" of BHP (as defined in Section 1.10(k) of the Partnership Agreement) and as provided in Section 13.1 of the Partnership Agreement will result in an automatic termination and liquidation of the Partnership.

      Section 4.     Conditions to the Obligations of the Parties.

          4.1  Conditions to Obligations of the Optionees.   The obligations of
the Optionees to purchase the Stock shall be subject to the fulfillment at or prior to the time of the Closing of the condition that the Stockholder and the Transferee shall have performed and complied with all of the obligations and conditions required by this Agreement to be performed or complied with by the Stockholder or the Transferee at or prior to the time of Closing.

          4.2  Conditions to the Obligations of the Stockholder.   The
obligations of the Stockholder and the Transferee to sell the Stock shall be subject to the fulfillment at or prior to the time of the Closing of the condition that the Optionees shall have performed and complied with all of the obligations and conditions required by this Agreement to be performed or complied with by each of them at or prior to the time of Closing.

      Section 5.     Expenses of the Parties.

          All expenses incurred by or on behalf of the Stockholder and the Transferee in connection with the negotiation, execution and performance of this Agreement, including the fees and expenses of counsel for Stockholder and the Transferee, shall be paid by the Stockholder and the Transferee, whether or not the transactions contemplated in this Agreement are consummated. All expenses incurred by or on behalf of the Optionees in connection with the negotiation, execution and performance of this Agreement, including the fees and expenses of counsel for the Optionees, shall be paid by the Optionees, whether or not the transactions contemplated in this Agreement are consummated.

      Section 6.     Survival of Representations, Warranties and Agreements.

          All representations, warranties, covenants and agreements contained herein shall survive the execution and delivery of this Agreement and the Closing Date hereunder, except to the extent otherwise specifically indicated herein.

      Section 7.     Dispute Resolution.

          Except as otherwise provided for in this Section 7 or agreed to in writing by the parties hereto, the parties hereto, including Assignees and Transferees, by executing this Agreement, waive their right to trial by jury of disputes among themselves arising out of relating to this Agreement or any agreement or instrument relating to this Agreement, and the parties hereto agree that all such disputes shall be resolved exclusively by binding arbitration, as more specifically set forth below. Except as otherwise provided for in this
Section 7 or agreed in writing by the parties hereto, any dispute among the parties hereto, whether based in contract, tort or otherwise, in any way arising out of or relating to this Agreement or any agreements or instruments relating to this Agreement shall be resolved exclusively by binding arbitration in accordance with the Federal Arbitration Act (9 U.S.C. S. 1 et. seq.) and the Commercial Arbitration Rules then obtaining ("Rules") of the American Arbitration Association ("AAA"). In the event of any inconsistency between this
Section 7 and the Rules, this Section 7 shall control. All statutes of limitations which otherwise would be applicable to an action brought by a party in court shall be applicable in any such arbitration proceedings, and the commencement of an arbitration proceeding under this Agreement shall be deemed the commencement of an action for such purposes. An arbitration proceeding shall be deemed commenced upon the receipt by the AAA of a party's written demand for arbitration. The arbitration proceeding shall be conducted in Birmingham, Alabama or at such other place as may be selected by mutual agreement of the parties hereto. Judgment upon the award rendered in arbitration may be entered in the Circuit Court of Jefferson County, Alabama, and each party hereto specifically consents to venue and jurisdiction in the Circuit Court of Jefferson County, Alabama with respect to any award so entered. The arbitrator or arbitrators shall not act as amiable compositeurs. No provision of, or the exercise of any rights under, this Section 7 shall limit the right of any party to exercise (in addition to its rights to arbitrate) any self-help remedies or to realize upon or foreclose against any collateral or security whether pursuant to a power of sale or by judicial foreclosure or otherwise before, after or during the pendency of any arbitration. The Federal Arbitration Act shall apply to the construction and interpretation of this
Section 7 notwithstanding any other choice of law provision contained elsewhere in this Agreement. The parties acknowledge and agree that the transactions contemplated by this Agreement, and any disputes which may arise hereunder or in relation to or involving this Agreement, involve interstate commerce and the performance of the obligations of the parties hereunder involve substantial interstate activities. This arbitration agreement shall survive termination of this Agreement.

      Section 8.     Amendments.

          This Agreement may be amended only by a writing executed by all of the parties hereto (including any Assignees and Transferees).

      Section 9.     Entire Agreement.

          This Agreement and the other agreements (if any) expressly provided for herein set forth the entire understanding of the parties hereto and supersede all prior contracts, agreement, arrangements, communications, discussions, representations and warranties, whether oral or written, between the parties with respect to the subject matter hereof, and no term or provision of this Agreement may be altered, amended, or waived except in writing signed by the parties.

      Section 10.    Governing Law.

          This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Alabama, without regard to its principles governing conflicts of law.

      Section 11.    Notices.

          Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if sent by registered or certified mail, return receipt requested, postage prepaid, facsimile transmission (provided that receipt of such facsimile is confirmed by the addressee), or by any recognized courier service, to the parties at their respective addresses set forth below:


                    To the Stockholder:

                    Winton M. Blount
                    c/o BHP, Inc.
                    4520 Executive Park Drive
                    Montgomery, Alabama 36116
                    Telephone:  334-244-4354
                    Facsimile:  334-271-8188

                    With a copy to:

                    Bradley, Arant, Rose & White
                    2001 Park Place, Suite 1400
                    Birmingham, Alabama 35203
                    Attention:  Thomas N. Carruthers, Esq.
                    Telephone:  205-521-8263
                    Facsimile:  205-521-8714

                    To the Stockholder's Transferee:

                    To the address included in the written notice described in
                    Section 3.2 hereof.

                    To the Optionees:

                    Winton M. Blount III
                    1919 South Hull Street
                    Montgomery, Alabama 36104
                    Telephone:  334-271-3991
                    Facsimile:  334-271-2566

                    Thomas A. Blount
                    3 Barksdale Drive, N.E.
                    Atlanta, Georgia 30309
                    Telephone:  404-875-9505
                    Facsimile:  404-875-9405

                    Samuel R. Blount
                    2 Rockledge Road
                    Birmingham, Alabama 35213
                    Telephone:  205-853-9898 - X290
                    Facsimile:  205-854-4054

                    Katherine Blount Miles
                    3124 Pine Ridge Road
                    Birmingham, Alabama 35213
                    Telephone:  205-870-5381
                    Facsimile:  205-870-5382

                    Joseph W. Blount
                    781 Myrtle Street, N.E.
                    Atlanta, Georgia 30308
                    Telephone:  404-872-0800
                    Facsimile:  404-872-0859

                    To the Assignees:

                    To the address included in the written notice described in
                    Section 13.2 hereof.

Any party by written notice to the others may change the address or the persons to whom notices or copies thereof shall be directed.

      Section 12.    Counterparts.

          This Agreement and any other written agreement provided for herein may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument.

      Section 13.    Assignment.

      13.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, legal representatives, executors, administrators, successors and assigns of each party hereto. Provided, however, none of the Optionees may assign his or her rights, powers or interests or delegate his or her obligations under this Agreement other than to Assignees of his, her or its Partnership Interest as provided herein below.

      13.2 Required Assignment in the Event of an Assignment of Partnership Interest.

          Each Optionee hereby agrees to transfer and assign all or a portion of his or her rights and obligations under this Agreement in the event and to the extent that such Optionee makes an assignment of his or her Partnership Interest. The portion of the Option rights and obligations which shall be assigned shall be proportionate to the amount of such Partnership Interest assigned. Each Optionee further agrees that he or she shall make no such assignment of any Partnership Interest unless the Assignee thereof shall become a party to this Agreement by executing a copy or counterpart of this Agreement evidencing such Assignee's agreement to become subject to all of the terms and conditions hereof to which the Optionees are subject. Nothing in this Section 13 shall restrict or prohibit the transfer of such ownership interests by operation of law at the death of an Optionee, provided that any such transfer shall be made subject to this provision of this Agreement in favor of the Stockholder. Each Optionee shall give written notice to the Stockholder or to the Stockholder's Transferee of any proposed assignment of a beneficial interest in the Partnership at least ten (10) days in advance of such proposed assignment. Such written notice shall include the following information:

          (a)  The name and mailing address of the Assignee;

          (b)  The portion of the Partnership interest to be assigned;

          (c) A copy of the copy or counterpart of this Agreement executed by the Assignee in accordance with this Section 13.

      Section 14.    Waivers.

          Any waiver by any party of any violation of, breach of or default under any provision of this Agreement or any other agreements provided for herein, by any other party shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreements provided for herein.

      Section 15.    Severability.

          Any provision of this Agreement that is invalid or unenforceable in any situation or in any jurisdiction shall not affect the validity or enforceability of the remaining provisions hereof or the validity or enforceability of the offending provision in any other situations or in any other jurisdictions.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                             STOCKHOLDER:



                                           /s/ Winton M. Blount
                                             Winton M. Blount



                             OPTIONEES:



                                         /s/ Winton M. Blount III
                                           Winton M. Blount III



                                           /s/ Thomas A. Blount
                                             Thomas A. Blount



                                           /s/ Samuel R. Blount
                                             Samuel R. Blount



                                        /s/ Katherine Blount Miles
                                          Katherine Blount Miles



                                        /s/ Mary Katherine Blount
                                   Mary Katherine Blount as Trustee of
                                     the Katherine Blount Miles Trust


                                     First Alabama Bank as Trustee of
                                     the Katherine Blount Miles Trust



                             By:            /s/ Mark C. Keith
                                              Mark C. Keith
                                            Its: Trust Officer



                                           /s/ Joseph W. Blount
                                             Joseph W. Blount

                             EXHIBIT 4
                          TO SCHEDULE 13D


    REGISTRATION RIGHTS AND STOCK TRANSFER RESTRICTION AGREEMENT


         This REGISTRATION RIGHTS AND STOCK TRANSFER RESTRICTION AGREEMENT
(the "Agreement") made as of the 3rd day of November, 1995, by and between Blount International, Inc., a Delaware corporation formerly named HBC, Incorporated (the "Company"), and Winton M. Blount ("Mr. Blount"), Carolyn S. Blount ("Mrs. Blount"), Winton M. Blount III, Samuel R. Blount, Joseph W. Blount, Thomas A. Blount, and Katherine Blount Miles (Mr. Blount, Mrs. Blount and said other individuals being herein referred to collectively as the "Blount Family"), and The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Family Partnership," and, together with the Blount Family, being sometimes referred to herein as the "Primary Holders"),

                            Witnesseth:

         Whereas, as of the date of this Agreement, a wholly-owned subsidiary of the Company is being merged with and into Blount, Inc., a Delaware corporation (the "Blount Subsidiary"), pursuant to that certain Plan and Agreement of Merger dated August 17, 1995 (the "Merger Agreement"), which transaction is herein sometimes referred to as the "Merger;" and

         Whereas, pursuant to the terms of the Merger Agreement, the parties hereto desire to provide certain registration rights to the Primary Holders and certain related parties with respect to the shares of Company Class A Common Stock, par value $0.01 per share (the "Company Class A Common Stock"), and the shares of Company Class B Common Stock, par value $0.01 per share (the "Company Class B Common Stock," and, together with the Company Class A Common Stock, being sometimes referred to herein as the "Company Common Stock"), owned following the Merger by the Primary Holders and such related parties, and to provide for restrictions on the transfer and sale of the Company Common Stock owned by the Primary Holders upon the terms and subject to the conditions contained herein;

         Now, Therefore, in consideration of the mutual promises and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Primary Holders hereby agree as follows:

    Article 1. Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

    (a) "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

    (b) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute, and the rules and regulations thereunder, all as the same shall be in effect at the time.

    (c) "Family Transferee" shall mean any of the lineal descendants, spouses of lineal descendants and lineal descendants of such spouses, including adoptive children of each of such persons, of Mr. Blount's parents.

    (d) "Form S-3" shall mean such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the Commission which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

    (e) "Holders" shall mean the Primary Holders and the related persons and entities to whom transfers of Company Common Stock may be made by Primary Holders pursuant to Section 3.1(i) of this Agreement, provided, that notice of such transfer is given to the Company in the manner provided therefor in this Agreement.

    (f) "Minimum Registrable Amount" shall mean the lesser of (i) shares of Company Common Stock having a minimum value of $20,000,000, based upon the trading price of Company Class A Common Stock at the time registration is demanded or (ii) 600,000 shares of Company Common Stock, or such lesser number of shares of Registrable Securities as the Board of Directors of the Company shall approve.

    (g)  "Permitted Transferee" shall mean the following:

         (i) In the case of a Restricted Holder who is a natural person holding the shares of Company Common Stock in question, "Permitted Transferee" means (I) a Family Transferee, (II) the custodian under any Uniform Transfers to Minors Act or similar law for a minor who is a Family Transferee, (III) the trustee of a trust (including a voting trust) created principally for the benefit of one or more Family Transferees, (IV) any split-interest trust described in Section 4947 of the Internal Revenue Code, as it may from time to time be amended (herein referred to as a "Charitable Organization") of which one or more Family Transferees is a beneficiary, (V) a corporation of which one or more Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause (i)) collectively beneficially own a majority of the combined voting power of the outstanding capital stock entitled to vote for the election of directors, a partnership of which one or more Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause (i)) collectively beneficially own a majority of the partnership interests entitled to participate in the management of the partnership, a member managed limited liability company of which one or more Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause (i)) collectively beneficially own a majority of the outstanding member interests entitled to participate in the management of the limited liability company, or a manager managed limited liability company of which all of the managers entitled to participate in decisions with respect to the voting or disposition by the limited liability company of the Company Common Stock are either Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause
    (i)), provided, that no such corporation, partnership or company shall be a "Permitted Transferee" unless such corporation, partnership or company agrees in writing with the Company to be bound by the provisions of Section 3.3 hereof, (VI) the estate of a Family Transferee, or the executor, administrator or personal representative of the estate of a Family Transferee, (VII) the guardian, conservator, or custodian of any Family Transferee adjudged disabled by a court of competent jurisdiction, (VIII) a nominee of a Family Transferee, provided such Family Transferee possesses the power to direct the voting and disposition of the shares of Company Common Stock placed in the nominee's name, and
    (IX) the Company or any subsidiary of the Company (herein collectively referred to sometimes as the "Company").

         (ii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as a custodian under the Uniform Transfers to Minors Act or similar law, "Permitted Transferee" means
    (I) the minor for whose benefit such shares are being held, (II) the executor, administrator, or personal representative of the estate of such minor, and (III) any Permitted Transferee (as determined under clause (i) above) of such minor.

         (iii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as a trustee of a trust (other than a Charitable Organization), "Permitted Transferee" means (I) any person transferring such Company Common Stock to such trust, (II) any Permitted Transferee (as determined under clause (i) above) of any such transferor, (III) any person to whom or for whose benefit income or principal of a trust which was irrevocable on the date hereof may be distributed during or at the end of the term of such trust whether by power of appointment or otherwise, and (IV) any Permitted Transferee (as determined under clause (i) above) of any such person to whom or for whose benefit income or principal of a trust described in subclause (III) of this clause (iii) may be distributed.

         (iv) In the case of a Restricted Holder which is a Charitable Organization holding the shares of Company Common Stock in question, "Permitted Transferee" means (I) any person transferring such Company Common Stock to such Charitable Organization, (II) any Permitted Transferee (as determined under clause (i) above) of such transferor, and (III) the Company.

         (v) In the case of a Restricted Holder which is a corporation, partnership or limited liability company (other than a Charitable Organization) holding record and beneficial ownership of the shares of Company Common Stock in question on the date hereof, "Permitted Transferee" means (I) any person who was, on the date hereof, a stockholder of such corporation, a partner of such partnership, or a member of such limited liability company, (II) any Permitted Transferee (as determined under this paragraph (g) of this Article 1) of any such stockholder, partner or member referred to in this clause (v), and (III) the Company.

         (vi) In the case of a Restricted Holder which is a corporation or partnership (other than a Charitable Organization or a corporation, partnership, or limited liability company described in clause (v) above) holding the shares of Company Common Stock in question, "Permitted Transferee" means (I) any person who previously transferred such shares of Company Common Stock to such corporation, partnership or limited liability company, and (II) any Permitted Transferee (as determined under clause (i) above) of any such transferor.

         (vii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as the estate of a deceased person (the "Decedent") or as the executor, administrator, personal representative of the estate of a Decedent, "Permitted Transferee" means (I) any Permitted Transferee (as determined under clause (i) above) of the Decedent, and (II) the Company.

         (viii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as the trustee or receiver of the estate of a bankrupt or insolvent Restricted Holder, "Permitted Transferee" means (I) such bankrupt or insolvent
    Restricted Holder, and (II) any Permitted Transferee (as determined under clause (i) above) of such bankrupt or insolvent Restricted Holder.

         (ix) In the case of a Restricted Holder holding of record
    (but not beneficially) the shares of Company Common Stock in question as nominee for any person who is the beneficial owner thereof, "Permitted Transferee" means (I) such beneficial owner, and
    (II) any Permitted Transferee (as determined under clause (i) above) of such beneficial owner.

For purposes of this definition of "Permitted Transferee:"

         (A) The relationship of any person that is derived by or through legal adoption shall be considered a natural one.

         (B) Each joint owner of shares of Company Common Stock shall be considered a holder of such shares who must qualify as a Permitted Transferee.

         (C) Unless otherwise specified, the term "person" means both natural persons and legal entities.

         (D) Each reference to a corporation or the Company shall include any successor corporation or limited liability company resulting from merger, consolidation, reorganization or recapitalization; each reference to a partnership shall include any successor partnership resulting from the death or withdrawal of a partner; each reference to a trustee, executor or any other personal representative shall include any successor trustee, successor executor or successor personal representative.

    (h) "Register", "Registered," and "Registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document by the Commission.

    (i)  "Registrable Securities" shall mean any shares of Company Common
Stock owned at the time in question by any of the Holders and shall include any security of the Company or any other entity for which any shares of the Company Common Stock shall have been exchanged or converted into by reason of a merger, consolidation, reorganization or other similar transaction.

    (j) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Company Common Stock outstanding which are, and the number of shares of Company Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

    (k) "Restricted Holder" shall mean (i) a Primary Holder or (ii) any person or legal entity which from time to time becomes subject to any of the restrictions on transfer of Company Common Stock set forth in Sections 2.15, 3.1(i), 3.1(iv), 3.1(vi) or 3.2 of this Agreement.

    (l) "Rule 144" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

    (m) "Rule 145" shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

    (n) "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar successor federal statue, and the rules and regulations thereunder, all as the same shall be in effect at the time.


    Article 2. Registration. The Company covenants and agrees with the Primary Holders and the Holders, as third party beneficiaries of this Agreement, as follows:

         Section 2.1    Request for Registration.

    (a) If the Company shall receive at any time a written request from Primary Holders requesting that the Company file a registration statement under the Securities Act covering the registration for sale in the aggregate of not less than the Minimum Registrable Amount of Registrable Securities (which shall, unless otherwise consented to by the Company, be by means of an underwriting), then the Company shall, within ten (10) days of the receipt thereof, give written notice of such request to all Holders and shall, subject to the limitations of subsection 2.1(b), effect as soon as practicable (including filing an initial registration statement with the Commission with respect thereto within 45 days of the receipt of such notice from the Primary Holders) the registration under the Securities Act of all Registrable Securities which the Holders request to be registered by written notice to the Company, which notices shall be given within twenty (20) days of the mailing of such notice by the Company in accordance with Section 4.5 hereof; provided, that the Company may delay the filing of such registration for up to 75 additional days, or a total of 120 days after the receipt by the Company of the initial notice from the Primary Holders, if, as a result of such registration, the Company would be required to disclose information not theretofore disclosed as to which the Company has a valid business reason for deferring disclosure thereof.

    (b) If the distribution of the Registrable Securities is to be by means of an underwriting, the underwriter will be selected by a majority in interest of the Primary Holders initiating the registration request hereunder ("Initiating Holders") and approved by the Company, which approval shall not be unreasonably withheld. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.3(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders. Notwithstanding any other provision of this Section 2.1, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder or in such other proportions as may be mutually agreed to by such Holders; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting; and provided further, however, that the number of shares of Registrable Securities held by Primary Holders to be included in such underwriting shall not be reduced unless Registrable Securities held by Holders other than the Primary Holders are first excluded entirely from the underwriting.

    (c) The Company is obligated to effect only three (3) such registrations pursuant to this Section 2.1, and shall not be obligated to take action in response to a written request pursuant to Section 2.1(a) hereof until eighteen
(18) months have elapsed following the effective date of a registration statement filed in response to a written request pursuant to Section 2.1(a).

         Section 2.2 Company Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 4.5, the Company shall, subject to the provisions of Section 2.7, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

         Section 2.3 Obligations of the Company. Whenever required under this Article 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

    (a) Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to one hundred twenty (120) days (or the remainder of the two-year period during which registration may be required, if pursuant to Section 2.11) for the purpose of selling all stock or securities registered thereunder.

    (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

    (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

    (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

    (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

    (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

    (g) Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Article 2, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Article 2, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

         Section 2.4    Furnish Information.

    (a) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

    (b) The Company shall have no obligation with respect to any registration requested pursuant to Section 2.1 or Section 2.11 if, due to the operation of subsection 2.4(a), the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in subsection 2.1(a) or subsection 2.11(b) (2), whichever is applicable.

         Section 2.5 Expenses of Demand Registration or Form S-3. All expenses other than underwriting discounts and commissions and the fees and disbursements of counsel for the selling stockholders incurred in connection with registrations, filings or qualifications pursuant to Section 2.1 or 2.11, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 or Section 2.11 which it is obligated to pay pursuant to this Section 2.5 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 2.1 or Section 2.11; and provided further, however, that after the Company has effected two (2) such registrations pursuant to Section 2.1(a) hereof and such registrations have been declared or ordered effective, the Company shall not be obligated to pay for any expenses of any further such registration pursuant to Section 2.1(a).

         Section 2.6 Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to all registrations pursuant to Section 2.2 for each Holder, including, without limitation, all registration, filing, and qualification fees, printers' and accounting fees relating or apportionable thereto, but excluding underwriting discounts and commissions relating to Registrable Securities and the fees and disbursements of any separate counsel for the selling Holders.

         Section 2.7 Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 2.2 to include any of the Holders' Registrable Securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder or in such other proportions as shall mutually be agreed to by such selling stockholders) but in no event shall any shares being sold by a stockholder exercising a demand registration right similar to that granted in
Section 2.1 be excluded from such offering. For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and stockholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling stockholder", and any pro rata reduction with respect to such "selling stockholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling stockholder," as defined in this sentence.

         Section 2.8 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 2.

         Section 2.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

    (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which they may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any Holder, underwriter or controlling person.

    (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities, joint or several, to which any of the foregoing persons may become subject, under the Securities Act, or the Exchange Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection 2.9(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that, in no event shall any indemnity under this Subsection 2.9(b) exceed the gross proceeds from the offering received by such Holder.

    (c)  Promptly after receipt by an indemnified party under this Section
2.9 of notice of the commencement of any action, including any governmental action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party, together with all other indemnified parties which may be represented without conflict by one counsel, shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.9.

    (d) If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

    (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

    (f) The obligations of the Company and Holders under this Section 2.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement, and otherwise.

         Section 2.10 Reports Under Exchange Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Commission Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the Commission which permits the selling of any such securities without registration.

         Section 2.11 Form S-3 Registration. In case the Company shall receive, at any time during the two year period following the Merger in which, because of the provisions of paragraph (d) of Rule 144 (including the application thereof under Rule 145), one or more Holders are not able to sell shares of Registrable Securities under the provisions of Rule 144 or Rule 145, from any such Holder or Holders a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

    (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

    (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders similarly situated joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2.11:

         (1) if Form S-3 is not available for such offering by the Holders;

         (2) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $1,000,000;

         (3) if the Company shall furnish to the Holders a certificate signed by the chief executive officer of the Company stating that, as a result of such registration, the Company would be required to disclose information not theretofore disclosed as to which the Company has a valid business reason for deferring disclosure thereof, the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 2.11; provided, however, that the Company shall not utilize this right more than once in any twelve month period; or

         (4) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

    (c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 2.11 shall not be counted as demands for registration or registrations effected pursuant to Sections 2.1 or 2.2, respectively.

         Section 2.12   Limitations on Subsequent Registration Rights.
From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder to include such securities in any registration filed under
Section 2.1 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of his securities will not reduce the amount of the Registrable Securities of the Holders which is included.

         Section 2.13 Termination of Registration Rights. The Holders shall be entitled to exercise any right provided for in Sections 2.1, 2.2 or
2.11 for not less than three (3) years following the date of this Agreement, and for so long thereafter as either the restrictions on sale or transfer set forth in Article 3 of this Agreement remain in effect or any shares of Company Common Stock held by or beneficially owned by any Primary Holder remain ineligible for sale pursuant to paragraph (k) of Rule 144.

         Section 2.14   Restriction on Sale of Company Class B Common
Stock. Except as provided in Section 3.2 of this Agreement, no sale of shares of Company Class B Common Stock may be made pursuant to this Article 2 unless prior to the time such shares are actually sold pursuant to a registration effected pursuant to this Article 2 such shares are converted to shares of Company Class A Common Stock.

         Section 2.15   Restrictions on Sales of Company Common Stock
During Registration. No Restricted Holder will effect any transaction pursuant to Section 3.1(iii) of this Agreement or under any Form S-3 filed pursuant to
Section 2.11 of this Agreement during any period in which the Company would be prohibited, in connection with an underwritten registration pursuant to Section
2.1 hereof, from buying or selling shares of Company Common Stock pursuant to Rule 10b-6 under the Exchange Act, nor will any Restricted Holder sell any shares of Company Common Stock pursuant to Section 3.1(iii) of this Agreement or under any Form S-3 filed pursuant to Section 2.11 of this Agreement during the period of 90 days from the effective date of a registration statement filed in connection with an underwritten distribution pursuant to Section 2.1 hereof, regardless of whether such Restricted Holder elects to include such Restricted Holder's Registrable Securities in such registration, and each Restricted Holder agrees to enter into agreements respecting such restrictions with the underwriter for any such registered offering pursuant to Section 2.1 hereof.
The provisions of this Section 2.15 shall not be applicable to shares of Company Common Stock held by a Restricted Holder as trustee or custodian under trusts or custodianships in effect with respect to such shares of Company Common Stock on August 17, 1995 or under trusts or custodianships thereafter created other than pursuant to Section 3.1(i) hereof.


    Article 3.     Restrictions on Transfer and Sale of Company Common Stock.

         Section 3.1 Restrictions on Transfer and Sale of Company Common Stock. Each Primary Holder hereby agrees that no shares of Company Common Stock now owned or hereafter acquired (other than as a trustee or custodian under trusts or custodianships in effect with respect to such shares of Company Common Stock on August 17, 1995 or under trusts or custodianships thereafter created other than pursuant to clause (i) of this Section 3.1 or paragraph (c) of
Section 3.2) by such Primary Holder will be sold, transferred, pledged, hypothecated or otherwise disposed of by such Primary Holder, either directly or indirectly, except as follows:

         (i) Shares of Company Common Stock may be sold, transferred, pledged, hypothecated or otherwise disposed of by a Primary Holder to a Permitted Transferee without restriction or limit; provided, that sales, transfers, pledges, hypothecations or other dispositions of Company Common Stock (other than transfers during any calendar quarter to any individual Permitted Transferee of 1,500 shares or less of Company Common Stock) may only be made if the Permitted Transferee agrees in writing, a copy of which is delivered to the Company, to be bound, with respect to the shares of Company Common Stock so sold, transferred, pledged, hypothecated or otherwise disposed of, by the restrictions on sale, transfer, pledge, hypothecation or other disposition of shares of Company Common Stock by Primary Holders contained in Sections 2.15, 3.1(iii), 3.1(iv) and
    3.1 (vi) hereof; and provided further, that sales, transfers, pledges, hypothecations or other dispositions of Company Class B Common Stock to a Permitted Transferee in which such shares of Company Class B Common Stock are not converted to Company Class A Common Stock at the time of such sale, transfer, pledge, hypothecation or other disposition may only be made if the Permitted Transferee agrees in writing, a copy of which is delivered to the Company, to be bound, with respect to the shares of Company Class B Common Stock so sold, transferred, pledged, hypothecated or otherwise disposed of, by the restrictions on sale, transfer, pledge, hypothecation or other disposition of Company Class B Common Stock without conversion to Company Class A Common Stock by Primary Holders contained in Sections 3.1(vi) and 3.2 hereof;

         (ii) Gifts of the entire interest of the Company Common Stock so transferred may be made by a Primary Holder or any Permitted Transferee to any organization to which contributions are deductible for federal income, estate, or gift tax purposes, provided, that, subject to the provisions of Section 3.2 of this Agreement, any shares of Company Class B Common Stock transferred pursuant to this clause (ii) are first converted to shares of Company Class A Common Stock;

         (iii) Sales on a national securities exchange or by means of an inter-dealer quotation system maintained by a registered securities association may be made by each Primary Holder, together with sales by such Primary Holder's Permitted Transferees of shares of Company Common Stock transferred by such Primary Holder to such Permitted Transferees after August 17, 1995, up to the amount which would be permitted to be sold by each such Primary Holder under Rule 144 if such Primary Holder were deemed to be an "affiliate" of the Company, whether or not such Primary Holder is in fact an "affiliate" of the Company or otherwise subject to the provisions of Rule 144; provided, that (I) any shares of Company Class B Common Stock sold pursuant to this clause (iii) are first converted to shares of Company Class A Common Stock and (II) such limitation on the number of shares of Company Common Stock which may be sold by such Primary Holder and such Primary Holder's Permitted Transferees pursuant to this clause (iii) shall terminate four (4) years following the date of this Agreement;

         (iv) Transfers or sales of shares of Company Common Stock effected without registration on terms and under circumstances corresponding to those terms and circumstances on and under which exempt private placements may be made by the Company pursuant to
    Section 4(2) of the Securities Act may be made by a Primary Holder without limit; provided, that,

              (A) subject to the provisions of Section 3.2 of this Agreement, any shares of Company Class B Common Stock transferred or sold pursuant to this clause (iv) are first converted to shares of Company Class A Common Stock, and

              (B) if, as a result of, and after giving effect to, such transaction the transferee of such shares of Company Common Stock, together with any group (within the meaning of Section 13(d)(3) of the Exchange Act) of which such transferee is a member, would hold shares of Company Common Stock having the right to cast five percent (5%) or more of the total votes entitled to be cast by the holders of Company Common Stock when voting together as a single class, then the transferee in such transaction (i) agrees in writing, a copy of which is delivered to the Company, as a part of such transaction to offer, within 180 days of such transaction, to acquire any and all shares of Company Common Stock, at the highest price per share paid by the transferee to the transferor, by means of a tender offer, merger or other similar transaction, and (ii) such agreement provides that the Company and the other stockholders of the Company shall be third party beneficiaries thereof and that, unless the transferee thereafter makes such offer and acquires all such shares of Company Common Stock tendered to such transferee pursuant to, or otherwise electing to participate in, such offer or transaction within such 180 day period, such transferee shall have no voting rights with respect to, and may be enjoined from exercising any voting rights with respect to, any shares of Company Common Stock beneficially owned by such transferee (but without relieving such transferee of its obligation to make such offer and acquisition); provided, this subclause (B) shall not be applicable to any transaction as to which the Company agrees in writing not to require such agreement; and provided further, this subclause (B) shall not be applicable

                   (I) at any time after the Restricted Holders beneficially own, directly or indirectly, in the aggregate shares of Company Common Stock which are subject to the provisions of this Agreement either having the right to cast less than 15% of the total votes entitled to be cast by the holders of the Company Common Stock voting together as a single class or constituting less than 15% of the aggregate number of the outstanding shares of Company Common Stock, whichever shall first occur, or

                   (II) at any time after a person or group (within
              the meaning of Section 13(d)(3) of the Exchange Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Company Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Company Common Stock when voting together as a single class;

         (v) Sales of Company Common Stock pursuant to Article 2 of this Agreement may be made by a Primary Holder;

         (vi) Pledges may be made by a Primary Holder or a Restricted Holder subject to the provisions of this Section 3.1(vi) of such Primary Holder's or Restricted Holder's shares of Company Common Stock, to the extent the sale, transfer, pledge, hypothecation or other disposition of such shares is restricted pursuant to the provisions of this Agreement, to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided, that shares of Company Class B Common Stock so pledged shall not be transferred to or registered in the name of the pledgee and all shares of Company Common Stock so pledged shall remain subject to the provisions of this Agreement; and provided further, that, in the event of foreclosure or other similar action by the pledgee, any such pledged shares of Company Class B Common Stock may only be (I) transferred to a Permitted Transferee of the pledgor who, if not a Primary Holder, becomes a Restricted Holder with respect to such shares of Company Class B Common Stock or (II) converted into shares of Company Class A Common Stock, as the pledgee may elect;

         (vii) Sales, transfers or exchanges of Company Common Stock may be made pursuant to any tender or exchange offer to purchase or acquire any portion of the outstanding Company Common Stock which is extended equally to all stockholders of the Company based on their percentage ownership of the outstanding Company Common Stock, provided, that (A) the per share consideration received in such transaction by the Restricted Holders for their Company Common Stock is the same as the per share consideration offered to the other holders of Company Common Stock, (B) unless the Restricted Holders no longer beneficially own, directly or indirectly, in the aggregate shares of Company Common Stock which are subject to the provisions of this Agreement having the right to cast 15% or more of the total votes entitled to be cast by the holders of the Company Common Stock voting together as a single class or a person or group (within the meaning of Section 13(d)(3) of the Exchange Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Company Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Company Common Stock when voting together as a single class, such offer is to acquire all of the outstanding Company Common Stock, (C) unless such offer is to acquire all of the outstanding Company Common Stock, sales, transfers or exchanges may be made only of Company Class A Common Stock pursuant to the provisions of this clause (vii), and (D) if, as a result of any such offer, the holders of shares of Company Common Stock immediately prior to such offer, in their capacity as such holders, would be entitled to receive capital stock of the entity making such offer having 50% or more of the combined voting power of the capital stock of such entity, then the provisions of this Agreement shall remain in effect with respect to the capital stock of such entity received by the Restricted Holders pursuant to such offer;

         (viii) Transfers, exchanges or other dispositions of Company Common Stock may be made pursuant to any merger or consolidation involving the Company, provided, that the per share consideration received in such transaction by the Restricted Holders for their Company Common Stock is the same as the per share consideration received by the other holders of Company Common Stock, and provided further, that, unless as a result of such transaction the conditions of Section 3.6 hereof are met, the provisions of this Agreement shall remain in effect with respect to the capital stock of such surviving or resulting entity; and

         (ix) Transfers, exchanges or other dispositions of Company Common Stock may be made in connection with any recapitalization, reorganization, reclassification, change of domicile merger or other similar transaction in which there is no change in the relative percentages of ownership among the holders of the capital stock of the resulting or surviving entity from the percentages of ownership of the Company Common Stock which existed immediately prior to such transaction, provided, that the provisions of this Agreement shall remain in effect with respect to the capital stock of such surviving or resulting entity.

It shall be a condition to any sale pursuant to clause (iv) of this Section 3.1 that the transferor of Company Common Stock in such transaction give written notice to the transferee in such transaction of the existence of and the provisions of this Agreement and the applicability of this Agreement, if any, to the shares of Company Common Stock being transferred in such transaction and certify in writing to the Company that such notice was given.

         Section 3.2 Permitted Transfers of Company Class B Common Stock Without Conversion. Notwithstanding the provisions of Section 3.1 of this Agreement, a Primary Holder and any Restricted Holder may sell or otherwise transfer shares of Company Class B Common Stock, to the extent the sale or transfer of such shares of Company Class B Common Stock is subject to this Agreement, without the requirement that such shares be converted to shares of Company Class A Common Stock in such transaction, if:

         (a) as a result of, and after giving effect to, such transaction the transferee of such shares of Company Class B Common Stock, together with any group (within the meaning of Section 13(d)(3) of the Exchange Act) of which such transferee is a member, would not hold shares of Company Common Stock having the right to cast five percent (5%) or more of the total votes entitled to be cast by the holders of Company Common Stock when voting together as a single class; or

         (b) the transferee in such transaction (i) agrees as a part of such transaction to offer, within 180 days of such transaction, to acquire any and all shares of Company Common Stock, at the highest price per share paid by the transferee to the transferor, by means of a tender offer, merger or other similar transaction, which agreement provides that the Company and the other stockholders of the Company shall be third party beneficiaries thereof, and (ii) such agreement provides that, unless the transferee thereafter makes such offer and acquires all such shares of Company Common Stock tendered to such transferee pursuant to, or otherwise electing to participate in, such offer or transaction within such 180 day period, (A) such transferee shall have no voting rights with respect to, and may be enjoined from exercising any voting rights with respect to, any shares of Company Common Stock beneficially owned by such transferee and (B) any shares of Company Class B Common Stock acquired by such transferee pursuant to the provisions of this paragraph (b) shall, without further act on anyone's part, be converted into shares of Company Class A Common Stock effective upon the expiration of such 180 day period and stock certificates formerly representing such shares of Company Class B Common Stock shall thereafter be deemed to represent an equal number of shares of Company Class A Common Stock; provided, that such termination of voting rights and conversion of Company Class B Common Stock shall not relieve such transferee of such transferee's obligations to make such offer and acquisition; and provided further, this paragraph (b) shall not be applicable to any transaction as to which the Company agrees in writing not to require such agreement; or

         (c) The transferee in such transaction is either (i) a Primary Holder or (ii) a Permitted Transferee who agrees at the time of such sale or transfer, with respect to the shares of Company Class B Common Stock acquired in such sale or transfer, in form reasonably satisfactory to the Company, to become subject to the restrictions on transfer contained in Section 3.1(vi) and Section
    3.2 of this Agreement; or

         (d) The transaction complies with the provisions of Sections 3.1(vii), 3.1(viii) or 3.1(ix) hereof.

         Section 3.3  Changes in Ownership of Certain Entities.

    (a) If by reason of any proposed change in the ownership of the stock, partnership interests or member interests, or the identity or ownership interests of the managers of a Permitted Transferee under the provisions of paragraph (g)(i)(V) of Article 1, such corporation, partnership or limited liability company would no longer qualify as a Permitted Transferee under paragraph (g)(i)(V) of Article 1, then the event by which such proposed change of ownership shall occur shall be deemed to be a sale, transfer, pledge, hypothecation or other disposition of all of the Company Common Stock previously transferred to such corporation, partnership or limited liability company pursuant to the provisions of paragraph (g)(i)(V) of Article 1 hereof then held by such corporation, partnership or limited liability company, partnership or limited liability company which sale, transfer, pledge, hypothecation or other disposition must comply with the provisions of this Agreement.

    (b) Notwithstanding the provisions of paragraph (a) of this Section 3.3, pledges may be made of the stock, partnership interests or member interests in, or the ownership interests in the managers of, a Permitted Transferee which has qualified as a Permitted Transferee under the provisions of Paragraph (g)(i)(V) of Article 1 hereof, provided, such Permitted Transferee has agreed in connection with such pledge that, in the event of foreclosure or other similar action by the pledgee, any shares of Company Class B Common Stock owned by such Permitted Transferee will either be (I) transferred to a Permitted Transferee of the pledgor who, if not a Primary Holder, becomes a Restricted Holder with respect to such shares of Company Class B Common Stock or (II) converted into shares of Company Class A Common Stock.

         Section 3.4  Changes in Ownership of the Blount Family Partnership.
No general or limited partnership interest in, and no stock of any corporate general partner of, the Blount Family Partnership may be transferred to any person who is not a Primary Holder, a Family Transferee, a Permitted Transferee or an organization to which contributions are deductible for federal income, estate or gift tax purposes without the prior written consent of the Company. The provisions of this Section 3.4 shall not be applicable and shall be of no further force and effect at any time after either (i) the Restricted Holders no longer beneficially own, directly or indirectly, in the aggregate shares of Company Common Stock which are subject to the provisions of this Agreement having the right to cast 15% or more of the total votes entitled to be cast by the holders of the Company Common Stock voting together as a single class or
(ii) a person or group (within the meaning of Section 13(d)(3) of the Exchange
Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Company Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Company Common Stock when voting together as a single class, whichever shall first occur.

         Section 3.5 No Adverse Effect on Registration Rights. No violation of, or failure to comply with, the provisions of this Article 3 shall adversely effect, limit or otherwise restrict the rights of the Primary Holders and Holders pursuant to Article 2 of this Agreement.

         Section 3.6 Termination in Certain Events. Upon the liquidation or dissolution of the Company or upon the occurrence of any reorganization, merger or other transaction in which holders of shares of Company Common Stock immediately prior to such event, in their capacity as such holders, receive less than 50% of the combined voting power of the surviving or resulting entity, the provisions of this Article 3 shall terminate and be of no further force and effect.


    Article 4.     Miscellaneous.

         Section 4.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

         Section 4.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, applied without giving effect to conflict-of-law principles.

         Section 4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Section 4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         Section 4.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

         Section 4.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

         Section 4.7 Antidilution. In the event there is any increase or decrease in the number of issued and outstanding shares of Company Common Stock following the Effective Time of the Merger resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Company Common Stock) or any other increase or decrease in the number of issued and outstanding shares of Company Common Stock effected without receipt of consideration by the Company, the shares resulting from such subdivision or consolidation or issued as such dividend shall be subject to the provisions of this Agreement to the same extent as were the shares as to which such subdivision or consolidation occurred or the shares with respect to which such dividend was distributed and the number of shares of Company Common Stock set forth in any provision of this Agreement shall be appropriately adjusted for any such increase or decrease.

         Section 4.8 Legends. All certificates evidencing shares of Company Common Stock now owned or hereafter transferred by the Blount Family Partnership shall bear, so long as the restrictions hereunder are applicable to such shares, legends to the effect that the shares represented thereby and the transfer thereof are subject to the provisions of this Agreement.

         Section 4.9 Amendments and Waiver.. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent or the Company and each Primary Holder affected by such amendment or waiver.

         Section 4.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         In Witness Whereof, the parties have executed this Agreement as of the date first above written.


                                        BLOUNT INTERNATIONAL, INC.



                             By/s/ Winton M. Blount
                                   Winton M. Blount
                                   Its President

                             Address:  P. O. Box 949
                                       Montgomery, Alabama  36101-0949




                             /s/ Winton M. Blount
                                 Winton M. Blount

                             Address:  c/o Blount, Inc.
                                       P. O. Box 949
                                       Montgomery, Alabama  36101-0949




                             /s/ Carolyn S. Blount
                                 Carolyn S. Blount

                             Address:  c/o Blount, Inc.
                                       P. O. Box 949
                                       Montgomery, Alabama  36101-0949

                             /s/ Winton M. Blount III
                                 Winton M. Blount III

                             Address:  P. O. Box 23039
                                       Montgomery, Alabama  36123



                             /s/ Samuel R. Blount
                                 Samuel R. Blount

                             Address:  2 Rockledge Road
                                       Birmingham, Alabama  35213



                             /s/ Joseph W. Blount
                                 Joseph W. Blount

                             Address:  781 Myrtle Street, N. E.
                                       Atlanta, Georgia  30308



                             /s/ Thomas A. Blount
                                 Thomas A. Blount

                             Address:  3 Barksdale Drive, N. E.
                                       Atlanta, Georgia  30309



                             /s/ Katherine Blount Miles
                                 Katherine Blount Miles

                             Address:  3124 Pine Ridge Road
                                       Birmingham, Alabama  35213

                                     THE BLOUNT HOLDING COMPANY, L.P.

                                              By BHP, Inc.,
                                           Its General Partner


                             By/s/ Winton M. Blount
                                   Winton M. Blount
                                              Its President

                             Address:  P. O. Box 5060
                                       Montgomery, Alabama  36103